UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the
Securities Exchange Act of 1934
LIVEWORLD, INC.
(Name of Small Business Issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0426524 (I.R.S. Employer Identification No.)

4340 Stevens Creek Blvd. Suite 101
San Jose, California	95129
(Address of principal executive offices)	(Zip Code)
(408) 871-5200

(Issuer’s telephone number)
Copies to:
Page Mailliard, Esq.
John B. Turner, Esq.
Wilson Sonsini Goodrich & Rosati, PC
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None	None
Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of Class)

Page
PART I

Item 1. Description of Business	1
Item 2. Management’s Discussion and Analysis	16
Item 3. Description of Property	28
Item 4. Security Ownership of Certain Beneficial Owners and Management	28
Item 5. Directors, Executive Officers, Promoters and Control Persons	30
Item 6. Executive Compensation	32
Item 7. Certain Relationships and Related Transactions	34
Item 8. Description of Securities	35

PART II	38

Item 1. Market for Registrant’s Common Equity and Related Stockholder Matters	38
Item 2. Legal Proceedings	40
Item 3. Changes in and Disagreements with Accountants	40
Item 4. Recent Sales of Unregistered Securities	40
Item 5. Indemnification of Directors and Officers	42

PART F/S	F-1

Index to Financial Statements	F-1

PART III	III-1

Item 1. Index to Exhibits	III-1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 10.1
EXHIBIT 10.6
EXHIBIT 10.6.1
EXHIBIT 10.6.2
EXHIBIT 10.6.3
EXHIBIT 10.6.4
EXHIBIT 10.6.5
EXHIBIT 10.7
EXHIBIT 10.7.1
EXHIBIT 10.8
EXHIBIT 10.8.1
EXHIBIT 10.9
EXHIBIT 10.10

Part I
Item 1. Description of Business
     This section and other parts of this Form 10-SB contain forward-looking statements that involve risk and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” commencing on page 9.
Overview
     We are an interactive agency specializing in the provision of private label online social networks and community services for companies, many of which are in the Fortune 1000, to engage and build loyalty with, provide support to and gather intelligence from their customers. We develop and operate online social networks and communities for our clients. These communities are designed to build lasting relationships with and among our client’s customers and other constituencies — it is the difference between simply operating community applications and creating solutions that meet our client’s fundamental business goals.
     We create value by enabling and managing dialogue based relationships on the Internet. This in turn addresses the burgeoning market for Internet based relationship marketing, customer support and business intelligence services. Although online communities have existed for over 20 years, only in the past few years has the genre come in to its own, and we believe it will become one of the dominant venues by which brands market to and manage relationships with their customers. We provide not only the technology and infrastructure to create an online community and the moderation services to oversee it, but also expertise to consult with our clients on the best way to integrate their community with their brand. Our community management and moderation services help to define the environment, provide leadership, and direct the content of the community to reflect that of the client’s focus. Our features and tools enable members of the community to express themselves and interact with each other, and our client. Our reporting tools, combined with our insight, reveal to the client what is happening and what it means, factors critical to community management, as well as to our clients to help them achieve their business objectives.
     We build, operate (application hosting) and moderate private label online social network and community services for clients who use these services to generate dialogue and relationships with and among their customers and other constituencies. Clients use these services for loyalty relationship marketing, customer support and business intelligence. Our services consist of the following products delivered on a complete end-to-end or modular basis:
     Professional Services: Professional Services includes development and set-up of standard systems; customization of the standard system (features, design, data feeds, integrated registration) and internationalization and localization. Professional Services also includes consulting and design services that provide expertise in developing social networking/community brand definition, web site design focusing on community architecture, and online community management.
     Application Hosting: Application Hosting includes operating applications on our system infrastructure on behalf of our clients. These applications include:
•	LiveWorld Community Center, which is an integrated social network/online community that includes:
•	Expressive profiles, which are user profile pages allowing community members to describe themselves and share information about themselves. Such information can include a screen name, list of interests, photos, an icon or avatar. Profiles can additionally include blogs, photo albums, guest books, favorites list, and a list of friends in the community (displaying their screen names and photo), with connection links to friends’ profiles.

•	Blogs - allowing users to write and display essays in journal or diary format, and optionally to permit other users to post comments on the essays. Blogs also failure the ability to link to other blogs and web sites.

•	User video hosting - allowing users to upload, display, comment on and share videos.

•	Message forums - allowing users to post comments to a web page, followed by other posts from the same and/or other users.

•	Polls - allowing a content provider and/or members of an Internet community to publish a simple poll or survey, giving users the opportunity to answer the published questions and providing the poll results.

•	Community galleries - featuring user content and community calenders for organizing and displaying online and offline events of interest to the community.
•	Other application hosting services provided by LiveWorld include:
•	Blogs (on a standalone basis) - allowing users to write and display essays in journal or diary format, and optionally to permit other users to post comments on the essays. Blogs are also characterized by the ability to link to other blogs and web sites.

•	User videos (on a standalone basis) - allowing users to upload, display, comment on and share videos.

•	Message forums (on a standalone basis) - allowing users to post comments to a web page, followed by other posts from the same and/or other users.

•	Groups - allowing community members to create their own sub-communities, usually with message forum, email list, photo album and other such applications specific to that sub-community.

•	Chats - allowing users to text chat with each other in real time.

•	Live events (interactive webcasts) - broadcasting an interview or presentation in real time to attending users, who can submit questions to the presenter and participate in polls.
     Community Management Services: Community Management Services include creative and client management includes services to help design, organize, manage, oversee and evolve the feature, content, and user participation aspects of an online community.
     Moderation Services: Moderation services includes standard policing, topical and editorial moderation. Moderators are trained personnel that read and view user content for adherence to web site guidelines, and take appropriate action when content violates those guidelines. Such action might include permitting, hiding (or deleting), or escalating to a supervisor such content. Moderation can also involve trained personnel leading topical discussions, or selecting or editing site content for featured display.

     Reporting Services: Reporting services provide clients with metrics and analysis of the online community.
     For a majority of our clients we provide our services through our flagship product, the LiveWorld Community Center, which combines a full range of social networking and community services into an integrated branded community. Our services include working with our clients to develop their basic social networking/community brand definition, their overall site design with an emphasis on the community architecture, development and setup of the social network/community site, ongoing application hosting operations, moderation, community management and reporting.
     For other clients, we provide only the specific modules they request. For example, we may provide moderation services deployed on a client’s in-house or third party platform or alternatively we may simply provide application hosting with the client using our tools to moderate the service themselves. For some clients we only provide message forums and for others we only provide support for live events (interactive webcasts).
     We were incorporated in California on April 10, 1996 as LiveWorld Productions and reincorporated in Delaware in July 1999. In April 1999 we changed our name from LiveWorld Productions to Talk City, Inc. On May 8, 2001,when we sold our Talk City consumer site, we changed our name from Talk City, Inc. to LiveWorld, Inc. Our principal office is located at 4340 Stevens Creek Blvd., Suite 101, San Jose, California, 95129. Our telephone number is (408) 871-5200. Our Internet address is http://www.liveworld.com. No information on our website is deemed to be incorporated into this registration statement.
     We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants and with quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.
Industry Background
     Online communities first appeared during the 1980s when companies and governments set up proprietary networks that enabled their constituencies to communicate with and build relationships with each other. Notable examples from the mid-1980s include Apple Computer’s AppleLink, France Telecom’s MiniTel, and small consumer services such as The Well. In the late 1980s and early 1990’s, a series of proprietary consumer online services became popular. Examples include Apple’s eWorld, America Online, CompuServe, Genie and Prodigy in the United State and NiftyServe in Japan. In the mid to late 1990’s, as the Internet developed into a popular consumer, business and education venue, the volume of online users and the economy around them grew substantially. Online community usage grew as a major area of Internet usage. In the years 2000 through 2003, the economy experienced national recession and the Internet industry experienced a downturn in which many Internet companies went out of business. In the last few years online social networks have grown in popularity. We believe the primary factors contributing to this growth are:
•	General recovery of the economy and the business sector in particular resumed growth. As businesses have recovered from the economic downturn, they have begun looking for more efficient ways to market and support their products, as well as to better understand their customers, which has created interest in the high leverage afforded by marketing through consumers such as via social networks and online communities.

•	The Internet resumed its growth. As the economy recovered in years 2004 to 2006, growth of the Internet and Internet online communities resumed in the United States and markets worldwide. The number of Internet users in North America reached 232 million by the end of 2006, representing a 69.4% market penetration. Worldwide the total number of Internet users reached over one billion people. (source: www.internetworldstats.com, January 11, 2007)
•	Generation C (Connected Community) has become an economic force. During the last few years a new generation, dubbed “Generation C,” has come of age. Generation C is characterized by high level of social networking, via cell phone text messaging, and online community venues such as profiles, message forums, blogs, and instant messaging. We believe this generation uses social networks and online community as a central point of activity, for the formation of impressions and purchase decisions in every aspect of their lives and will continue to do so as they grow older (source: Alan Moore, “Communities Dominate Brands”). As this generation has matured and their purchasing power has grown, marketers are turning to social networks and online communities as the venue to reach them. MySpace tripled its volume from 17 million unique monthly visitors in 2005 to more than 54 million in July 2006 (source: Business Week, July 25, 2006, quoting comScore Media Metrix). By the end of 2006, users on YouTube were uploading 65,000 new videos each day. At the end of 2005, YouTube users watched 10 million videos a day. At the end of 2006 they watched 100 million videos a day (source: Time Magazine, December 25, 2006).

•	Mobile phone usage grew and market penetration increased. As mobile phone technology has been adopted people are becoming more used to and more eager to communicate on the go via voice, text messaging, and Internet applications. We believe this pattern is similar to, overlaps with and makes use of Internet social networking thus bringing more people into the market and growing it further. The global mobile phone population grew from approximately 200 million people in year 1998 to over 1.8 billion people in year 2005 with hundreds of millions of these devices used to access the Internet. Approximately, 600 million mobile phones are sold every year. (source: Alan Moore, Communities Dominate Brands).

•	Acquisition of MySpace, a leading consumer destination social network, by Rupert Murdoch’s NewsCorp in July 2005. This single acquisition caused many companies across the media and marketing industries to consider the implications of social networking and begin designing marketing strategies with online communities in mind. We believe this dynamic has intensified as Google announced its acquisition of YouTube, a user video site in October 2006.

•	Successful online marketing has intensified interest in the sector. As some companies have been successful marketing through online community venues we believe others have become more interested in following. Successful examples of online community marketing from our own client list include: The Campbell Soup Company, the Dove Campaign For Real Beauty, eBay, HBO, MINI Cooper USA and TV Guide, among others.
     Our Vision
     We create value for clients and their customers through online dialogue venues managed to enable, grow, and cultivate relationships with and among people.
     Our Mission
     To be the #1 provider of online social network and community marketing services helping companies build better relationships through services that reduce costs, increase revenue and build customer loyalty.

     Our Business Goals
     We adopted the following goals at our start in 1996, and since that time up to the present, we have held to these same goals:
1)	To make a lot of money for everyone, i.e. generate a positive returns on investment for our clients, employees and shareholders;

2)	Having a blast, i.e. maintain a fun, positive working environment where employees’ morale is high;

3)	While creating and managing quality online community venues.

We are a highly ethical company and we care about the people we work with and for.
     Our History
     From the time of our initial public offering in July 1999 through 2000, we experienced substantial revenue growth. Starting in the first quarter of 2000 our revenue growth began to slow and later declined due to declines in the general economic conditions, the collapse of the Internet market and the economic impact of the 9/11 terrorist attack.
     We took a number of steps to address the reduction in revenues. First, we shifted our primary focus to fee-based private label online social networks and community services, and away from advertising-based consumer site services. As a result the private label business grew to be a majority of our revenues in 2000. In May 2001, we sold the assets of the business associated with the consumer site, Talk City, and from that point in time to the present date we have concentrated all of our efforts on the private label online social networks and community services.
     We also restructured and downsized the business to survive the severe decline of companies relying upon the Internet, as well as the general economic downturn. These actions involved cutting our expenditures dramatically including phasing out lines of business such as our consumer site, www.talkcity.com, reducing our employee headcount from approximately 235 people to 15 people, reducing salaries across the board in the range of approximately 25% to 80%, negotiating the end of our former long-term 65,000 square foot lease, closing multiple offices, downsizing our board of directors, eliminating our directors and officers insurance, suspending external financial auditing, and filing periodic reports.
     As a result of these actions, we survived and became cash flow positive from operations.
Our Core Strengths
     Our focus is to consistently deliver the various combinations of online social networking and community services that enable our clients to build better relationships with and among their customers and other constituencies such as their employees and business partners. We believe that certain core strengths have been, and will continue to be, key to our success. These core strengths include the following:
•	Strategic community model that maps the culture of the community to the ethos of the client’s brand;

•	Complete solution approach with a return-on-investment focus;

•	Wide range of user functionality;

•	Proprietary moderation tools;

•	Seamless integration into our clients’ systems;

•	Customization of systems;

•	Portfolio of moderation services and proprietary moderation tools;

•	Network of trained community leaders and moderators;

•	Global-local services and experience having deployed in over 30 country/language combinations;

•	Technology, including platform, features and flexible implementation;

•	24x7 mission-critical and scalable infrastructure;

•	Experience of the team, which includes senior executives each with over 20 years of online social network and community experience;

•	Financial strength and accountability as a public company; and

•	Marquee clients who are the leaders in their market segments.
Our Strategy
     We intend to expand upon our core strengths to further enhance our ability to provide high quality private label online social networks and community services for companies quickly and efficiently. Our strategy also includes the following key elements:
•	Extend the range of methods by which online social network and community services can be deployed for relationship marketing, customer support and business intelligence for major brands, and monetization for Internet sites;

•	Expand scope of services including end-user features, feature and design customizability, moderation services, and reporting services;

•	Leverage our relationship with marketing agencies, including our WPP Group plc relationship, to close new business with programs that are deeply integrated into our clients’ main marketing strategies and programs; and

•	Expand internationally in Europe and Asia.
Our Clients
      Our current clients (based on fiscal year 2006 revenue) are (listed in alphabetical order):

AOL LLC	AOL (UK) Limited	A&E Television	Aramark	BEA Systems

Blog Safety	BreastCancer.org	Coca Cola Company	The Campbell Soup Company	Discovery Communications Inc.

eBay Inc.	Expedia Travel	HBO	Hotels.com	IDG

Intel Corporation	Intuit	Kraft Foods Inc.	Match.com	Mini Cooper

MTV Latin America	NBA.com	QVC	Tulane	TV Guide

Verizon Wireless

     With the exception of AOL LLC (“AOL” or “AOL US”) and eBay, none of our clients accounted for more than 4% of our revenue in fiscal year 2006. AOL US represented 36% for fiscal year 2006, 51% for fiscal year 2005 and 42% for fiscal 2004. eBay represented 31% for fiscal year 2006, 26% for fiscal year 2005 and 38% for fiscal year 2004.
     Both AOL US and eBay are market leaders and valued clients. Our current contract with AOL US runs to the end of 2007. However, AOL US is continuously reviewing such contracts and we cannot be sure the contract will continue to the end of 2007. We have recently signed a three-year renewal contract with eBay that runs to the end of 2009. While the term of the contract is three years, different parts of the contract can, with six months notice, be cancelled by eBay after one year, and/or cancelled with cancellation penalties.
     We are increasingly working with our client’s advertising and marketing agencies to form relationship marketing strategies and create social network and community solutions integrated into the overall marketing strategy. We have delivered programs with agencies such as, AKQA (Coca-Cola), AOL Media (Dove, Target, media clients), Beamland (MINI), Digit (media client), Euro RSCG (Campbells, MINI), Hill Holiday, Connors & Cosmopolis (financial services client), Ogilvy & Mather (Dove), and Wunderman UK (Land Rover).
     In July 2006, we entered into a non-exclusive joint venture with WPP Group plc (through its subsidiary, J. Walter Thompson U.S.A., Inc., or “WPP”). Pursuant to the joint venture we formed an LLC, LiveWorld-WPP, L.L.C., to market and sell our products and services to WPP  Group plc. WPP  Group plc is one of the world’s leading marketing and communications firms and includes in its company portfolio JWT, Ogilvy & Mather Worldwide, Y&R, The Voluntarily United Group, Grey Worldwide, MindShare, MediaCom, Mediaedge:cia, Millward Brown, Research International, KMR Group, OgilvyOne Worldwide, Wunderman, 141 Worldwide, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, Enterprise IG, Landor and Fitch among others.
Competition
     The market for private label online social networking and community services is new, rapidly evolving, highly competitive, and is characterized by typical market pressures such as pricing, new capabilities and time to market.
     We believe the primary competitive factors are:
•	Quality of the community offering – a positive user experience, an effective and lasting brand impression, and the ability to create and manage the community’s culture such that it maps to and from the client’s brand;

•	Solutions approach and quality of client service with a return-on-investment focus;

•	Brand recognition with corporate clients;

•	User affinity and loyalty;

•	Full range of value-added service including moderation, reporting, design and customization, as well as application hosting;

•	Global and local capabilities;

•	Quality, reliability and scalability of the systems; and

•	Functionality, technology and system infrastructure.
     We compete with established online community services companies including:
•	Lithium Systems; and

•	Prospero.
     We also compete with numerous new entrants from a wide range of sectors, including marketing services, software technology and Internet services. In addition to third party providers, we also compete with companies potential in-house capabilities.
     We believe we distinguish ourselves from our competitors by:
•	Our position as a full solution interactive agency rather than the more narrow focus of being only an application service provider or only a moderation services provider;

•	Fully integrated solutions in which the components interoperate and the overall system is integrated with the client’s system;

•	Structured community environments that engage and build loyalty with our clients’ constituencies;

•	Large scale infrastructure, and proprietary technology including applications, moderation tools and reporting tools;

•	Leadership in the moderation space and community management space;

•	Global capabilities with years of experience providing solutions in dozens of countries and languages;

•	Marquee list of current clients including some of the world’s leading brands; and

•	Sales and marketing relationships, including our joint venture with WPP.
Employees
     As of December 31, 2006, we had a total of 62 corporate employees, all of whom were located in the United States. Of the total, 29 were engaged in product development and systems deployment, 24 in producing and managing the services, 2 in sales and marketing, and 7 in general and administrative. In addition, we had 223 moderator employees along with 13 international contract moderators. These moderators are paid on an hourly basis. The number of moderators can vary substantially depending on the volume and scope of our moderation services business.
     None of our employees is represented by a labor union. We have never experienced any work stoppages and we consider our relations with our employees to be good.

     We believe that stock options are an important element of our employee compensation that is needed to be competitive in hiring new employees or retaining existing employees. As such we intend to continue to use equity compensation to motivate employees. Our 1996 Stock Option Plan expired in October 2006, and we are currently preparing a new equity incentive plan to present to shareholders for approval. We believe it is critical to our future for this plan to be approved, and the failure to receive shareholder approval could have a material adverse affect upon our business, financial condition, and operating results.
Intellectual Property, Proprietary Rights And Domain Names
     We regard our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success and we rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees, clients, independent contractors, network participants and others to protect our proprietary rights. We strategically pursue the registration of trademarks and service marks in the United States, and have applied for and obtained registration in the United States for “LiveWorld”. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we offer our services.
     As part of our operating contracts with clients, we cross-license proprietary rights, such as trademarks, or copyrighted material and intellectual property for the purpose of use in the deployment of the contracted services. Although we attempt to ensure that the quality of our brand and our other proprietary rights are maintained in these deployments, the steps we take to protect these proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert claims of infringement of intellectual property or other proprietary rights against us.
RISK FACTORS
     You should carefully consider the risk factors discussed below as well as other information contained in this registration statement. The risks discussed below, together with all of the other information in this registration statement on Form 10-SB, including the consolidated financial statements and the related notes appearing herein, any of which could materially affect our business, financial conditions or results of operations, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we deem to be immaterial could also materially and adversely affect our business, financial condition and results of operations.
      Fluctuations in quarterly operating results may cause our stock price to decline.
     Our operating results will fluctuate from quarter to quarter, and in the event our operating results in one or more future quarters were to be below the expectations of our investors the price of our common stock would likely decline. We expect that our quarterly operating results will continue to fluctuate significantly and be affected by many factors, the more important of which include:
•	Our dependence on increased online community services revenues;

•	Fluctuation of our revenue, especially with our largest clients;

•	General economic conditions;

•	The length of our sales cycle;

•	Our ability to increase our base of clients;

•	Our management of any growth;

•	Potential technical difficulties or system down time affecting the Internet generally or our company specifically; and

•	The success of our strategy to invest in growth, product development and sales and marketing efforts.
     These factors are described in more detail in the risk factors described below. Many of these factors are beyond our control.
     Our revenue is highly concentrated in two clients, the loss of part or all this business could severely damage our company and cause our stock price to decline.
     Our revenues are concentrated between our two largest clients, AOL US and eBay. For the fiscal year ended December 31, 2006, revenue from AOL US comprised approximately 36% of our revenue and eBay accounted for approximately 31% of our revenue. For the years ended December 31, 2005 and 2004, AOL US revenues accounted for 51% and 42% of our revenues and eBay revenues accounted for 26% and 38% of our revenues. Our revenue from these clients can change rapidly with little notice, and our revenue from AOL US has declined in recent years and is expected to continue to decline in fiscal year 2007. For example, we expect our revenue from AOL US to decline from approximately $3.6 million in fiscal year 2006 to approximately $1.5 million in fiscal year 2007 as a result of changes in AOL US’s business, which has reduced the volume of services AOL US intends to purchase from us.
     Some of our agreements allow for modifications and cancellations with little or no notice, and in some events without paying an early termination penalty. Because our largest clients account for a substantial portion of our revenue, and because they have significant leverage in the markets in which we compete, we may determine to waive or amend provisions of our agreements, or enter into new agreements on terms less favorable than would otherwise prevail. The continued concentration of revenue among these clients may create additional volatility in our stock price. The loss of a significant portion of business from either of these clients would materially harm our operating results, and could result in a significant decline in our stock price.
     We are highly dependent upon the services of our key personnel, and if we were unable to timely replace any key employee, our business would be severely harmed.
     Our future success will depend, to a significant extent, on the continued services of Peter Friedman, our Chairman and, Chief Executive Officer, Jenna Woodul, our EVP and Chief Community Officer and Chris Christensen, our EVP of Engineering and Operations. Mr. Friedman has been our Chairman and Chief Executive Officer since the start of the company in 1996 and also served as our Chief Financial Officer from 2002 to 2006, and Mr. Friedman, Ms. Woodul and Mr. Christensen have been the primary members of our executive team since our inception in 1996. Although the loss of any key employee can be damaging, the loss of the services of Mr. Friedman, Ms. Woodul, or Mr. Christensen could be especially damaging to us because of their extended history of service and the concentration of management responsibility among these executives. The loss of any one of these executives, or any other key employee could cause us to incur increased operating expenses and divert other senior management time in searching for their replacements. The loss of their services could also harm our reputation with clients. We do not have long-term employment agreements with Mr. Friedman, Ms. Woodul, Mr. Christensen or any other employee. We maintain a $5 million key person life insurance policy on Mr. Friedman but do not have any such insurance on any other personnel.
     The market in which we compete is highly competitive, and if we are unable to compete effectively, our business will not succeed and our stock price will decline.
     The market in which we compete is highly competitive and is characterized by pressure to reduce prices, rapidly incorporate new technologies, frequently introduce new products and services, and accelerate community venue launches. Historically, the competitive landscape in which we compete has been fragmented, with a variety of small companies competing with us. There are relatively low barriers to entry into our business and we expect to face additional competition in the future. Also, many companies attempt to implement services similar to those we provide internally, requiring us to compete with these “in-house” implementations.
     There can be no assurance that existing or future competitors will not develop or offer services that provide significant advantages over those services offered by us, which could have a material adverse affect on the business, financial condition, and operating results. Increases in the number of companies competing for the attention and spending of businesses could result in price reductions, reduced margins or loss of market share, any of which could decrease our revenues and contribute to our not achieving our objectives.
     We may need to raise capital in the future, and we may not be able to do so on attractive terms, or at all.
     We may desire or be required to raise additional capital in the future to operate or grow our business including to:
•	Fund ongoing operations including adding personnel and equipment;

•	Increase our client base;

•	Increase our sales activities;

•	Adequately inform the market about our product positioning and new products.
     If we do not have resources to achieve these objectives, our stock price could decline. If we are required to raise capital, but are unable to do so on attractive terms, our existing investor’s ownership could be significantly diluted and if we are unable to raise capital to continue operations, our common stock would have no value.
     Our sales cycle varies and at times is difficult to predict, which may result in greater variation in quarterly results than would otherwise prevail.
     Our sales cycle varies in length of time. During the sales cycle, we may expend substantial funds and management resources without generating corresponding revenues. The time between our initial contact with a potential client and the execution of a contract with that client typically ranges from a few weeks to several months. The sales cycle is also subject to delays as a result of factors over which we have little or no control, including the following:
•	Client budgetary constraints;

•	Client internal acceptance reviews;

•	The success and continued internal support of clients’ own development efforts; and

•	The possibility of cancellation or delay of projects by business clients.
     The length and uncertainty of the sales cycle also may harm our billing and collection efforts. The length of the sales cycle might prevent us from rendering services on a more accelerated basis, which slows cash flow and reduces our ability to fund our expenditures during the sales cycle. Companies with unpredictable revenue and sale cycles may experience higher volatility in stock price than companies with more predictable operating results.
     Private label online social network and community services are relatively new and our future success is dependent upon the growth of this market.
     We have derived, and expect to continue to derive, our revenues from the sale of private label online social network and community services. The market for private label online social network and community services has only recently begun to see substantial growth, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products or services for the online community services market. Demand and market acceptance for recently introduced services are subject to a high level of uncertainty. There can be no assurance the market for online community development will continue to grow. Our growth and future success will depend on our ability to increase the number of clients, expand our service offerings, effectively implement these services and increase the average revenue per contract and per client. Our ability to generate significant revenues will also be dependent, in part, on our ability to create new online social network and community service offerings without diluting the value of our existing programs. Increasing these services may also prove to be more expensive and time consuming than anticipated and therefore having a material adverse effect on our business, financial condition and operating results.
     Our success will be limited if we are unable to attract, retain and motivate highly skilled personnel.
     Our future success also will depend on our ability to attract, retain and motivate highly skilled engineering, community management, sales, and other key personnel. Competition for such personnel is, at times, intense in the Internet industry, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. In addition, our ability to generate revenues relates directly to our personnel both in terms of numbers and expertise of the personnel we have available to work on the projects. Recent changes in the law, including recent regulations regarding stock options, including the accounting treatment of stock options, may hinder our ability to grant stock options and in turn hinder our ability to attract and retain personnel. Moreover, competition for qualified employees may require us to increase our cash or equity compensation, which may have an adverse effect on earnings.
     Our 1996 stock option plan under which we have granted most options to most of our employees during the first ten years expired in the fourth quarter of fiscal 2006. We are seeking shareholder approval of a new stock option plan. If not approved, our ability to grant stock options will be constrained, which may hinder our ability to attract and retain personnel.
     We depend on our network of trained community leaders and moderators for our services, to deploy and moderate our services. In addition, our ability to generate revenues relates directly to the availability of these moderators and community leaders to keep up with the work associated with the communities we develop and run for our clients. As a result any failure to retain existing moderators and community leaders, or hire new moderators and community leaders when necessary could have a material adverse effect on the business, financial condition, and operating results.
     Many companies are facing increasing globalization cost pressures in the labor market ranging from service jobs similar to our moderation workforce to high technology jobs similar to our engineering workforce. If we find ourselves competing with companies that have lower cost service or engineering personnel, we may see a reduction in our operating profits and/or the need to offshore such service and engineering jobs.
     We are parties to a joint venture agreement that may result in warrants to acquire a substantial portion of our capital stock being issued, which would dilute our existing investors.
     We have entered into a complex joint venture relationship to provide our products and services to the clients of WPP  Group plc (or WPP Group plc’s affiliates). Pursuant to the terms of the joint venture and associated agreements, we have issued warrants to purchase our common stock to WPP and may be required to issue additional warrant based on the future performance of the joint venture. In the event the joint venture were to be successful, the number of warrants issued could be substantial. The ability of WPP to receive the right to purchase a substantial portion of our capital stock could discourage third parties from attempting to acquire us, which could depress our stock price. In addition, in the event the dilution caused to our stockholders by this relationship is not outweighed by the addition of LiveWorld revenue resulting from the joint venture our stock price could fall. Finally, the maximum total number of warrants that may be required to be issued under this relationship is 53% of the fully diluted share count of the company in 2010. However, the exact number of warrants that may be issued over the term of the agreement cannot currently be calculated, as it depends on a number of factors, including the amount of LiveWorld revenue resulting from the joint venture, and the number of shares of our capital stock that are issued or issuable upon the exercise or conversion of options, warrants or convertibles securities over the next four years. The inability to determine with certainty the exact number of warrants to be issued in the future may make it more difficult for investors to determine the value our common stock.
     Peter Friedman is currently our Chairman, Chief Executive Officer and sole director, and if he were to be unable or unwilling to continue in these roles, we would need to find a replacement, which could be difficult, costly and distracting to our business.
     Peter Friedman, our Chairman and Chief Executive Officer, also serves as our sole board member. We do not have plans to expand our board of directors. Because we have no independent directors, we do not have an independent audit, compensation or corporate governance committee. We are not required to have independent committees under applicable law or the listing requirements of the market on which our stock trades or on the OTC Bulletin Board, where we intend to apply to have our shares listed in the future. In the event Mr. Friedman were to be unable or unwilling to continue to serve as a director, which could occur with little or no advanced warning, we would need to find a replacement, which could cause a material disruption to our business. In addition, certain investors may be unwilling to invest in us because we do not have independent board members or independent committees, which could depress the price of our common stock.

     A significant portion of our capital stock or rights to acquire capital stock are held by a small group of people and entities whose interests may be different than other investors.
     A significant portion of our capital stock and rights to acquire capital stock are held by a small group of people and entities. For example, as of December 31, 2006, Peter Friedman, our Chief Executive Officer, Jenna Woodul, our EVP Chief Community Officer and Chris Christensen, our EVP of Engineering and Operations together owned or had rights to acquire in excess of 25% of our outstanding capital stock, while Jay Friedman owned or had rights to acquire 7.2% of our outstanding capital stock. Funds affiliated with Allegis Capital owned approximately 7.7% of our outstanding stock and Jeffrey Easton owned approximately 10.0%.
     The significant ownership of the people and entities may allow them to exert significant influence over many, if not all, of the Company’s major decisions for the foreseeable future. In addition, the possibility that WPP might acquire substantial warrants and in turn possibly substantial stock in LiveWorld may discourage third parties from attempting to acquire significant ownership stakes. This may have the effect of depressing the price of our equity securities.
     We may make strategic acquisitions or investments, which involves numerous risks, including the risk that we might pay too much for an acquisition or investment, that any transaction could distract management and that the failure to successfully integrated an acquired business could harm us and our stock price.
     As part of our strategy to expand our services and revenues, we may acquire or make investments in businesses, joint ventures, technologies, services or products we view as complementary. Identifying suitable acquisition or investment candidates at reasonable prices or on reasonable terms may be difficult, and the failure to do so could harm our growth strategy. If we do acquire a company or make other types of acquisitions, we could have difficulty integrating the acquired services, personnel or technologies. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses. As a result the failure to consummate potential acquisitions or investments, or to integrate them into the business properly could have a material adverse effect on our business, financial condition, and operating results.
     Any system failure or slow down could significantly harm our reputation and damage our business.
     System failures would harm our reputation and reduce our attractiveness to clients. Our ability to attract potential clients will depend significantly on the performance of our network infrastructure. In addition, a key element of our strategy is to effectively perform services for clients in order to increase their usage of our services. Usage of our online services could strain the capacity of our infrastructure, resulting in a slowing or outage of services and reduced traffic to clients’ web sites. We may be unable to improve our technical infrastructure in relation to increased usage of our services. In addition, the users of the systems we deploy for our clients depend on Internet service providers, online service providers and other web site operators for access to our web sites. Many of these providers and operators have also experienced significant outages in the past, and they could experience outages, delays and other difficulties due to system failures unrelated to our systems. We provide our clients with a service level agreement guarantees which, in some cases, if not met result in financial penalties that could have a material adverse effect on our business, financial condition, and operating results.

     We depend on third-party software to deliver specified aspects of our services.
     If software purchased from third parties to perform aspects of our services does not function properly or is not updated, or the contractual relationships were to end, we would need to purchase new software from other third-party providers or develop replacement software on our own. Even though the third-party software we currently use would likely be replaceable through other third-party providers or developed internally, doing so would likely require increases in operating expenses and could cause a disruption in our business. This could have a material adverse effect on our business, financial condition, and operating results.
     If our business becomes more highly regulated, we may not be able to pursue our business model and our business could be substantial harmed.
     Although few laws or regulations exist that specifically regulate communications on the Internet, the government might implement laws that result in more significant or different types of regulation. Any new legislation or regulations or the application of existing laws and regulations to the Internet could limit user volume and increase operating expenses. In addition, the application of existing laws to the Internet is uncertain and may take years to resolve and could expose us to substantial liability for which we might not be indemnified by the content providers or other third parties. This could have a material adverse effect on our business, financial condition, and operating results. Existing laws and regulations currently, and new laws and regulations are likely to address a variety of issues, including the following:
•	User privacy and expression;

•	The rights and safety of children;

•	Information security;

•	The convergence of traditional channels with Internet commerce; and

•	Taxation and pricing.
     If Internet growth slows due to proposals to regulate Internet service providers in a way similar to long distance telephone carriers, the demand for our services could decline. The use of the Internet has burdened the existing telecommunications infrastructure and led to interruptions in phone service in areas with high Internet use. Several telecommunications companies and local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees. If this were to occur, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet.
     We may be exposed to liability for publishing or distributing content over the Internet.
     We may be subject to claims relating to content that is published on or downloaded from our web site or the web sites we operate for our clients. We also could be subject to liability for content that is accessible from our web site through links to other web sites. Although we carry general liability, multimedia liability and errors and omissions insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. In addition, any claims like this, with or without merit, could have a material adverse effect on our business, financial condition, and operating results.

     The disclosure or misuse of data we collect could harm our business.
     If third parties were able to penetrate our network security or otherwise misappropriate our users’ personal information, we might be subject to liability. These could include claims for impersonation or other similar fraud claims.
     In addition, we currently use personal information we collect, about the users of the services we provide to clients, for internal information and to share with those clients to determine how to improve our services, applications and features, and to provide clients with feedback. These practices are limited by each client’s privacy policies. We could be subject to liability claims by clients’ users for misuses of personal information by the clients, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission has previously investigated various Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated. This could have a material adverse effect on our business, financial condition, and operating results.
     We may be subject to litigation over intellectual property rights, and any such litigation could be costly, involve significant distraction of management, and have an uncertain outcome.
     Other parties may assert claims of infringement of intellectual property or other proprietary rights against us, and, we have been subject to such claims in the past. These claims, even if without merit, could require us to expend significant financial and managerial resources. Furthermore, if claims like this were successful, we might be required to change our trademarks, alter our content or pay financial damages, any of which could substantially increase our operating expenses. We also may be required to obtain licenses from others to refine, develop, market and deliver new services. We may be unable to obtain any needed license on commercially reasonable terms or at all, and rights granted under any licenses may not be valid and enforceable. In the future we could be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of trademarks and other intellectual property rights of third parties by us and our licensees. Any such claims could have a material adverse effect on our business, financial condition and operating results.
Item 2. Management’s Discussion and Analysis
Special Note Regarding Forward-Looking Statements
     This registration statement on Form 10-SB contains forward-looking statements. All statements other than statements of historical fact contained in this document are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. These factors include, among other things, those listed under “Risk Factors” and elsewhere in this registration statement.
     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this registration statement.

     This registration statement on Form 10-SB contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data.
     The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this registration statement. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this registration statement.
Overview
     We build, operate (application hosting), and moderate private label online social network and community services for clients who use these services to generate dialogue and relationships with and among their customers and other constituencies. Clients use these services for loyalty relationship marketing, customer support and business intelligence. Our services consist of the following products delivered on a complete end-to-end or modular basis:
     Professional Services: Professional Services include development and set-up of standard systems; customization of the standard system and internationalization and localization. Professional Services also include consulting and design services that provide expertise in developing social networking/community brand definition, web site design focusing on community architecture, and online community management.
     Application Hosting: Application Hosting includes operating applications on our system infrastructure on behalf of our clients. These applications include:
•	The LiveWorld Community Center, which is an integrated social network/online community that includes expressive profiles (user name, photo, interests, blog, user video, photo albums, guestbooks, and friends lists), message forums, polls, community galleries, and community calendars.

•	Standalone services such as blogs, user videos, message forums, groups, chats and live events (interactive webcasts).
     Community Management Services: Community Management Services include creative and client management services to help design, organize, manage, oversee and evolve the feature, content, and user participation aspects of an online community.
     Moderation Services: Moderation Services include standard policing, topical and editorial moderation. Moderators are trained personnel that read and view user content for adherence to web site guidelines, and take appropriate action when content violates those guidelines. Such action might include permitting, hiding (or deleting), or escalating such content to a supervisor. Moderation can also involve trained personnel leading topical discussions, or selecting or editing site content for featured display.
     Reporting Services: Reporting Services provide clients with metrics and analysis of the online community.

     For a majority of our clients we provide our services through our flagship product, the LiveWorld Community Center, which combines a full range of social networking and community services into an integrated branded community. Our services include working with our clients to develop their basic social networking/community brand definition, their overall site design with an emphasis on the community architecture, development and setup of the social network/community site, ongoing application hosting operations, moderation, community management and reporting.
     For other clients, we provide only the specific modules they request. For example, we may provide moderation services deployed on a client’s in-house or third party platform or alternatively we may simply provide application hosting with the client using our tools to moderate the service themselves. For some clients we only provide message forums and for others we only provide support for live events such as online interactive webcasts.
     We offer our services to end user clients as well as advertising agencies. We recently entered into a non-exclusive joint venture with WPP to market our products and services to WPP clients. Pursuant to this joint venture, WPP has the opportunity to earn warrants to purchase our capital stock based on the joint venture’s contribution to our total revenue. Although WPP is under no contractual obligation to introduce us to WPP clients, we believe our relationship with WPP provides us access to companies that need and embrace online social networks and community services. We further believe that this relationship enhances our overall market visibility and credibility.
     Total Revenues
     Our business is primarily based on building recurring revenue streams through the operations of private label online social network and communities for our clients. Our revenues are derived principally from two sources (i) service development and set-up revenues and (ii) operations revenues.
     We define service development and set-up work as follows: Service development revenues are fees we charge for customizing the standard service we provide to our clients. Set-up revenues are fees charged for setting up the services based on our standard menu of services provided; and add-ons, or enhancements fees we charges for any additional customized work the client requests after we have begun to provide the services to our client. Development and set-up revenues are paid upfront but recognized ratably as the operational service is provided.
     We define operation fees as follows: Application hosting revenues are fees we charge for hosting their community on our servers and these fees are generally based on pageviews per month; community management revenues are fees derived from services provided to the client on a monthly basis to manage the community and the community needs of the customer, generally involving a monthly minimum fee for a specified minimum volume of hours with any additional time being charged on an hourly rate; and moderation revenues are fees we charge our clients for moderating their community. These revenues are recognized monthly as the services are delivered.
     Cost of Revenues
     Cost of revenues is comprised of direct costs associated with the sales of online social network and community services to clients; the expense associated with the development, set-up and operation of communities, including expenses associated with server costs for hosting the communities, license fees for specified aspects of our platform used to develop the standard set-up for clients, as well expenses associated with any custom development the client may desire; and the cost of providing moderators and any enhancements the client may request after the community has been set up. These expenses consist primarily of salaries, payroll taxes, benefits and related expenditures for development, set-up, additional add-ons enhancements or upgrades, as well as, software license fees, hardware costs, and salary and related moderation expenses.
     Operating Expenses
     Product Development. Product development expenses consist primarily of salaries, payroll taxes, benefits and related expenditures for technology, software development, project management and support personnel. Costs related to the development of new products and enhancements to existing products are charged to operations as incurred.
     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, payroll taxes, benefits and related expenditures for sales and marketing, as well as the community management, which are costs associated with account management and client services.
     General and Administrative. General and administrative expenses are the consolidated expenses of the operations, facilities, finance, human resources, legal and other administrative functions. The expenses associated with these functions consist primarily of salaries, payroll taxes, benefits, professional fees, and related expenditures for our overall management and administration.
     Stock Based Compensation. Stock based compensation expenses include amounts related to the grant of options and warrants to employees and non-employee service providers.
     Warrant Expense. We entered into a warrant purchase agreement with WPP on July 7, 2006. We and WPP have entered into a non-exclusive joint venture relationship that is being conducted through a limited liability company pursuant to a limited liability company operating agreement, effective July 7, 2006. We have issued WPP a warrant to purchase one million shares of our common stock at a per share exercise price of $1.00 and a warrant to purchase one million shares of our common stock at a per share exercise price of $1.10. The fair value of the warrants was deemed to be approximately $761,000 using the Black-Scholes option pricing model. These warrants were fully vested at issuance, and as such were expensed in the period. Additionally, we have agreed to issue warrants to WPP for 2007 through 2010, subject to the performance of the joint venture and we intend to expense those warrants as necessary.
     Other Income (Expense). Other income consists primarily of interest earned on cash and cash equivalent balances, net of interest expense, the gain or loss on the sale of equipment, and any settlement income.
     Provision for Income Taxes
     Our effective tax rate was approximately (1.6%), 1.5%, and (5.3%) for fiscal year 2004, fiscal year 2005, and fiscal year 2006. The provision for income taxes reflects the credit for the net operating loss in 2004, the minimal state income taxes on earnings in 2005, and the income taxes due to states where we did not have any operating loss carryforwards available in 2006. We are able to reduce our current federal tax liability with net operating loss carryforwards. Due to uncertainties surrounding the timing of realizing the benefits of the net operating loss carryforwards in the future, we have established a full valuation allowance against our net deferred tax assets.

Critical Accounting Policies and Estimates
          The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities.
          On an on-going basis, we evaluate our estimates, including those related to our revenue recognition. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
          We have identified the accounting policies below as the policies critical to our business operations and the understanding of our results of operations. We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements:
     Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB 25, and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123(R) generally requires share-based payments to employees, including grants of employee stock options and other equity awards, to be recognized in the statement of operations based on their fair values. In addition, SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under previous accounting rules. Our financial statements as of and for fiscal year end December 31, 2006, reflect the impact of adopting FAS 123(R). In accordance with the modified prospective method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).
     Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the statement of operations during for the fiscal year end December 31, 2006 included compensation expense for stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimate in accordance with FAS 123(R). As stock-based compensation expense recognized in the statement of operations for the fiscal year end December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under FAS 123 for the periods prior to 2006, we accounted for forfeitures as they occurred. When estimating forfeitures, we consider historic voluntary termination behaviors as well as trends of actual option forfeitures. In anticipation of the impact of adopting FAS 123(R), we accelerated the vesting of all outstanding stock options in December 2005 resulting in a total of 19,181,827 options outstanding and fully vested. The primary purpose of the acceleration of vesting was to minimize the amount of compensation expense recognized in relation to the options in future periods following the adoption by the Company of FAS 123(R). Since we accelerated these shares, the impact of adopting FAS 123(R) included approximately $110,000 for the fiscal year end December 31, 2006. We expect the adoption of FAS 123 (R) will have a material impact on the Company’s results of operations for the foreseeable future.
     Prior to adoption of SFAS No. 123 (R) on January 1, 2006 the Company accounted for its stock-based compensation arrangements with employees using the intrinsic-value method pursuant to

Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” As such, compensation expense is initially measured on the date of grant to the extent the fair value of the underlying common stock exceeds the exercise price for stock options or the purchase price for the issuance or sales of common stock. Pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation” the Company discloses the pro forma effects of using the fair value method of accounting for stock-based compensation arrangements for the years ended December 31, 2004 and 2005, prior to adoption of SFAS No. 123 (R). Certain options are subject to variable award accounting and, as such, compensation expense is re-measured at each balance sheet date based on the change in fair value of the common stock.
     The Company recognized stock-based compensation expense related to employee and non-employee options of approximately $770,000 and $513,000 during the years ended December 31, 2004 and December 31, 2005, respectively.
          Revenue Recognition
          We recognize revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements” (SAB No. 104). Under SAB No. 104, we recognize revenue when the following criteria have been met:
•	persuasive evidence of an arrangement exists;

•	the fees are fixed or determinable;

•	no obligations remain; and

•	collection of the related receivable is reasonably assured.
       We define service development and set-up revenues as follows: service development revenues are fees we charge for customizing the standard service we provide to our clients. Set-up revenues are fees charged for setting up the services based on our standard menu of services; and add-ons or enhancement revenues are fees we charges for any additional customized work the client requests after we have begun to provide the service to our client. Development and set-up revenues are paid upfront but recognized ratably as the operational service is provided.
       We define operation revenues as follows: Application hosting revenues are fees we charge for hosting their community on our servers and these fees are generally based on pageviews per month; community management revenues are fees derived from services provided to the client on a monthly basis to manage the community and the community needs of the customer, generally involving a monthly minimum fee for a specified minimum volume of hours with any additional time being charged on an hourly rate; and moderation revenues are fees we charge our clients for moderating their community. These revenues are recognized monthly as the services are delivered.

Results From Operations
     The following table sets forth our historical operating results as a percentage of total revenues for the periods indicated:
LIVEWORLD INC.
STATEMENT OF OPERATIONS
(As a percentage of revenue)

	Year Ended December 31,
	2004	2005	2006
Total revenues	100.0%	100.0%	100.0%
Cost of revenues	35.5	43.2	40.0

Gross Margin	64.5	56.8	60.0

Operating expenses
Product development	15.0	14.1	17.8
Sales and marketing	18.6	15.2	18.8
General and administrative	25.5	17.5	26.1
Stock based compensation	14.7	5.3	1.1
Warrant expense	—	—	7.7

Total operating expenses	73.8	52.1	71.5

Operating income (loss)	(9.3)	4.7	(11.5)

Other income (expense)	0.2	1.9	2.1

Income (loss) before tax	(9.1)	6.6	(9.9)
     Fiscal Years Ended December 31, 2004, 2005, and 2006
     Total Revenues
     Our revenues increased from approximately $5.2 million in fiscal year 2004 to $9.6 million in fiscal year 2005, representing an increase of 84%. Revenues increased primarily as a result of increased sales of our product offerings, including new clients, larger projects, increased prices, and more revenue per client.
     Our revenues increased from approximately $9.6 million in fiscal year 2005 to $9.8 million in fiscal year 2006, representing an increase of 2%. Revenues increased primarily as a result of increased sales of services to our non- AOL US clients, which represented growth of 32% year-over-year, which was offset in part by the decrease in AOL US revenues which dropped 27% year-over-year. Of our two major projects for AOL US the first project represented approximately $3.0 million in revenues in fiscal 2005, approximately $1.0 million in revenue in fiscal 2006 and will represent zero revenue in fiscal 2007. Additionally, the second AOL US project represented approximately $2.6 million in revenues for fiscal 2006 and we expect that project to decline to approximately $1.5 million in fiscal year 2007. We expect our total revenues from AOL US to decline from approximately $3.6 million in fiscal year 2006 to approximately $1.5 million in fiscal year 2007 as a result of changes in AOL US needs for our services.
     Revenues from clients excluding AOL US and eBay increased 74% in fiscal year 2005 compared to fiscal year 2004, and increased 45% in fiscal 2006 from fiscal 2005.

     Cost of Revenues
     Cost of revenues was approximately $1.9 million, or 36% of total revenues in 2004, and $4.2 million, or 43% of total revenues in 2005. This represents an increase of 124%. The increase in absolute dollars was primarily a result of an increase in revenues, as well as increases in direct costs including costs associated with delivering more custom work per client, and increases in moderator payroll and systems infrastructure associated with the delivery of services.
     Our cost of revenues decreased from approximately $4.2 million in fiscal 2005 to $3.9 million in fiscal 2006, representing a decrease of 5%. The decrease was primarily the result of our reductions in costs associated with the end of the above described first project for AOL US. We anticipate that costs of revenues will change approximately in proportion to changes in our revenues.
     Operating Expenses
     Product Development. Product development costs were approximately $784,000, or 15% of total revenues in 2004, and $1.4 million, or 14% of total revenues in 2005, representing an increase of 74%. Product development expenses were approximately $1.8 million in 2006, or 18% of total revenues, which represented an increase of approximately 29% year-over-year.
     In fiscal years 2005 and 2006, spending related to our development efforts increased primarily as a result of continued improvements to our product offerings. The majority of these costs were personnel related, including salary costs, as we have hired employees in connection with the ongoing development and enhancement of our products and services. We are committed to our product development efforts and expect product development expense will continue to increase in future periods. Such efforts may not result in additional new products and any new products may not generate sufficient revenue, if any, to offset the expense.
     Sales and Marketing. Sales and marketing costs were approximately $975,000, or 19% of total revenues in fiscal year 2004, and $1.5 million, or 15% of total revenues in fiscal year 2005, representing an increase of approximately 50%. In fiscal year 2005, these sales and marketing expenses increased as a result of our efforts to provide additional services (and associated community management services) to existing and new clients, as well as increased sales and marketing program efforts to develop new revenues with existing and new clients.
     Sales and marketing expenses were approximately $1.8 million in fiscal year 2006, or 19% of total revenues, which represented an increase of approximately 26% year-over-year. In fiscal year 2006, these sales and marketing expenses increased primarily as a result of additional community management headcount, as well as, increased marketing expenses to develop relationships with new clients.
     The substantial majority of these expenses in fiscal years 2004, 2005 and 2006 were associated with our ongoing community management services, which are the costs associated with the servicing of existing clients, as opposed to those costs derived from new business development. Expenses in sales activity and marketing activities to attract new clients were minimal. We expect sales and marketing costs to increase as we further develop our sales efforts of private label online social network and community services to new clients. In addition, if our product development efforts are successful and new products or services are created, we may incur increased sales and marketing expense to promote these products or services to new and existing clients.

     General and Administrative. General and administrative expenses were approximately $1.3 million, or 26% of total revenues in fiscal year 2004, and $1.7 million, or 17% of total revenues in fiscal year 2005, representing an increase of approximately 26%.
     In 2005, general and administrative expenses increased primarily as a result of increased headcount, and salaries, and depreciation expense associated with expanding our infrastructure. In 2006, general and administrative expenses were approximately $2.6 million, or 26% of total revenues, representing an increase of approximately 52% year-over-year.
     The increase was primarily a result of additional expenses associated with new hires and salary increases, depreciation expenses associated with infrastructure expansion, costs for outside consultants reviewing our stock option plan and increased legal and audit fees. We expect in the near future for the general and administrative expenses to increase in absolute dollar terms. We anticipate an increase in general and administrative expenses as a result of the addition of new personnel in administrative departments, the legal and accounting fees required for the preparation of the filings to begin trading on the over the count market, fees to prepare the quarterly and annual reports required to be filed with the Securities and Exchange Commission. Additionally, we believe that meeting the requirements of the Sarbanes-Oxley Act will add additional overhead expenses and result in increases in our general and administrative expense of both in terms of absolute dollars and as a percentage of total revenues, resulting in reduced earnings in future periods.
     Stock Based Compensation. Stock based compensation expenses were approximately $770,000, or 15% of total revenues in fiscal year 2004, and $513,000, or 5% of total revenues in fiscal year 2005. This expense was a result of issuing options in prior years to employees that had an exercise price below the fair market value on the grant date, which resulted in variable expense accounting treatment.
     The stock based compensation expenses were approximately $110,000 for fiscal year 2006, or 1% of total revenues, which represented a decrease of 79% year-over-year. This was the result of having the vesting on all outstanding stock options accelerated such that all options were fully vested as of December 31, 2005. This action was taken in anticipation of the accounting rule changes that took effect on January 1, 2006. The action was taken to simplify the accounting for the related stock options and to simplify the accounting of stock option expense as of January 1, 2006 and forward.
     We plan to continue offering stock options to our employees generally priced at the fair market price on the grant date. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), “Share-Based Payouts (“FAS123R”), to account for stock-based compensation this is expected to increase our operating expenses and consequently reduce earnings in future periods.
     Warrant Expense. We issued WPP a warrant to purchase one million shares of our common stock at a per share exercise price of $1.00 and a warrant to purchase one million shares of our common stock at a per share exercise price of $1.10. The fair value of the warrants was deemed to be approximately $761,000 using the Black-Scholes option pricing model. These warrants were fully vested at issuance, and as such were expensed in the third quarter of fiscal 2006. Additionally we have agreed to issue warrants to WPP for 2007 through 2010, subject to the performance of the joint venture, and we intend to expense those warrants as necessary.

     Other Income (Expense)
     In fiscal year 2004, other income consisted primarily of net interest income of approximately $12,000. In fiscal year 2005, other income consisted primarily of net interest income of approximately $46,000, settlement income of $203,000, which was the settlement with the Sparks Group less the associated legal fees and other expenses resulting from the settlement, and a loss on the sale of computer equipment of approximately $62,000. In fiscal year 2006, the other income consisted primarily of net interest income of approximately $138,000, and miscellaneous income of approximately $67,700 resulting from the settlement of the TalkCity estate.
     Provision for Income Taxes
     Our effective tax rate was approximately (1.6%) for fiscal year 2004, 1.5% for fiscal year 2005, and (5.3%) for fiscal year 2006. The provision for income taxes reflects the credit for the net operating loss in 2004, the minimal state income taxes on earnings in fiscal year 2005 and the income taxes due in states where we did not have any operating loss carryforwards available in 2006. We are able to reduce our current federal tax liability with net operating loss carryforwards. Due to uncertainties surrounding the timing of realizing the benefits of the net operating loss carryforwards in the future, we have established a full valuation allowance against its net deferred tax assets.
Financial Condition, Liquidity and Capital Resources
     Our total assets were approximately $2.1 million at December 31, 2004, $3.2 million at December 31, 2005 and $5.9 million at December 31, 2006. This represented an increase of $1.1 million, or 54% in fiscal year 2005 and an increase of $2.7 million, or 87% in fiscal year 2006. This increase was primarily the result of the generation of cash, the increase in the accounts receivable from the business and the use of part of that for the purchase of system infrastructure, which we use to provide our services.
     Our accounts receivable balance was approximately $589,000 for fiscal year 2004, $817,000 for fiscal year 2005, and $1.2 million for fiscal year 2006, representing an increase of approximately $228,000, or 39% in 2005, and $405,000, or 50% in fiscal year 2006. This increase was primarily a result of an increase in revenue from 2004 to 2005, and the increase in the days sales outstanding in 2006. The days sales outstanding, or DSO, was 41 days as of December 31, 2004; 31 days as of December 31, 2005; and 45 days as of December 31, 2006. For the majority of our revenue (operations services) we invoice on the first of the month for the coming month’s services, with net 30 days payable terms. Our clients historically have typically paid on time and we rarely have had a client not pay the full amount due.
     Our total current liabilities were approximately $726,000 as of December 31, 2004 and $684,000 as of 2005, representing a decrease of 6%. This decrease consists primarily of a decrease in accounts payable. The decrease in accounts payable was primarily due to suppliers requiring aggressive payment terms. Our total current liabilities were approximately $1.4 million as of December 31, 2006, representing an increase of 105% year-over-year. This increase was due primarily to the increase in accounts payable from approximately $61,000 in 2005 to $343,000 in 2006, or an increase of 462%; the increase in deferred revenue from approximately $242,000 in 2005 to $527,000 in 2006, or an increase of 118%; and we used capital leasing in 2006 for the first time establishing the current portion of the capital lease for approximately $53,000 in 2006.
     At December 31, 2006 we had $3.2 million in cash. We believe that our existing cash balances combined with cash flow from operating activities will be sufficient to meet our operating and capital expenditure requirements for the next twelve months.

     We have incurred long term debt of approximately $121,000 for capital equipment as of December 31, 2006. Net cash from operating activities was approximately $395,000 for the fiscal year 2004, $1.1 million for fiscal year 2005 and $641,000 for the fiscal year 2006. These net cash from operating activities differ materially from the operating income or (loss) of approximately ($487,000) for fiscal year 2004, $447,000 for fiscal year 2005, and ($1,144,000) for fiscal year 2006. The differences are due primarily to the stock-based compensation expense, warrant expense, the depreciation expense, and the various changes in our operating assets and liabilities. We anticipate that we will continue to issue stock options to our employees and issue warrants to WPP, which we anticipate will continue to have material impacts on our earnings.
     Our primary use of cash is operating expenses related to the delivery of the private label online social network and community services. We anticipate hiring additional staff to develop additional sales channels, to support the delivery of services to clients, and maintain our general and administrative needs. These expenses included but are not limited to salaries, payroll taxes, benefits, related expenditures and professional fees.
     Net cash provided by (used in) investing activities was approximately ($350,000) in fiscal year 2004, ($688,000) in fiscal year 2005 and ($906,000) in fiscal year 2006. This represented an increase of our investment activity of approximately $338,000, or 97% from 2004, to 2005 and $218,000 or 31% from 2005 to 2006. Our investing activities in 2004, 2005, and 2006 consisted primarily of the purchase and sale computer hardware and software to be used in our ongoing operations. We anticipate increasing our investment in hardware and related equipment to be approximately $500,000 in fiscal year 2007.
     Our operating leases for rent of facilities are up to 36 month obligations, but are not material expenses. In October of 2006 the Company entered into a master lease agreement for equipment for operations with Bank of America. The total available line is $800,000. As of December 31, 20006, we have committed to approximately $174,000 of equipment on the lease agreement with payments of approximately $5,000 per month for thirty-six months. We believe the cash generated by operations will be more than sufficient to make the payments on the capital lease. The following table provides the contractual obligations the company has committed to as of December 31, 2006:

	Payment Due by Period
		< 1	1-3	3-5	> than 5
	Total	Year	Years	Years	Years
Contractual Obligations
Operating lease obligations	$312	$157	$155	$—	$—
Capital lease obligations	$200	65	135	—	—

Total	$512	$222	$290	$—	$—

     In the future, we may strategically seek to take advantage of opportunities in the equity and capital markets to raise additional funds in order to take advantage of opportunities that may become available to us, including expansion of operating activities and acquisition of businesses, products or technologies, or otherwise to respond to competitive pressures. There can be no assurance that we will be able to raise additional capital on favorable terms or at all.

     Our earnings before interest, taxes, depreciation and amortization (EBITDA) were approximately $401,000, or 8% of total revenues, $1.3 million, or 14% of total revenues, and $255,000, or 3% of total revenues, for the fiscal years ended December 31, 2004, 2005 and 2006, respectively. The increase in fiscal year 2005 EBITDA as compared to fiscal 2004 was a result of the increase in revenues. The reduction in fiscal 2006 EBITDA as compared to fiscal year 2005 was a result of an increased spending for product development and general and administrative cost. EBITDA is defined as net income or loss with an add-back for depreciation and amortization, non-cash stock-based compensation expense, non-cash based warrant expense, interest income net, other income and income taxes. The following table reconciles EBITDA to the reported net income or loss:
LIVEWORLD
RECONCILIATION OF EBITDA TO NET LOSS
(In thousands)

	For the Fiscal Year Ended
	December 31,
$ in 000’s	2004	2005	2006
Reported net income (loss)	$(467)	$624	$(1,024)
Depreciation and amortization	118	238	495
Stock-based compensation	770	513	110
Warrant expense	—	—	761
Interest income — net	(12)	(46)	(138)
Provision for income taxes	(8)	10	51

EBITDA	$401	$1,339	$255

     EBITDA does not represent funds available for management’s discretionary use and is not intended to represent cash flow from operations. EBITDA should not be construed as a substitute for net loss or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States generally accepted accounting principles (“GAAP”). EBITDA excludes components that are significant in understanding and assessing our results of operations and cash flows. In addition, EBITDA is not a term defined by GAAP and as a result our measure of EBITDA might not be comparable to similarly titled measures used by other companies.
     However, EBITDA is used by management to evaluate, assess and benchmark our operational results and we believe that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, we are disclosing this information to permit a more comprehensive analysis of our operating performance, to provide an additional measure of performance and liquidity and to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements.
     Our EBITDA financial information is also comparable to net cash provided by operating activities. The table below reconciles EBITDA to the GAAP disclosure of net cash provided by (used in) operating activities:

LIVEWORLD
RECONCILIATION OF EBITDA TO NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES
(In thousands)

	For the Fiscal Year Ended
	December 31,
$ in thousands	2004	2005	2006
Net cash provided by (used in) operating activities	$395	$1,095	$641
Interest income – net	(12)	(46)	(138)
Taxes	(8)	10	51
Sale of assets	—	(62)	—
Equity in net loss of unconsolidated affiliate	—	—	(34)
Change in accounts receivable	319	228	405
Change in other current	24	72	(80)
Changes in accounts payable	(219)	190	(282)
Change in accrued development and set-up	—	—	72
Change in accrued liabilities	(29)	(195)	(94)
Change in deferred revenue	(69)	47	(285)

EBITDA	$401	$1,339	$255

Off-Balance Sheet Arrangements
     We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.
Item 3. Description of Property
     Our principal offices are located in a single facility in San Jose, California of approximately 2,400 square feet held under a multi-year lease expiring in 2009. We believe that our facilities are generally in good condition and sufficient to meet our present needs and that additional space will be available as needed.
     We do not have a formal written investment policy, however, historically we have not invested in real estate, real estate mortgages or securities of or interests in persons primarily engaged in real estate activities and have no current intention to do so in the future.
Item 4. Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of January 23, 2007, for: each person known by us to beneficially own more than 5% of our common stock; each of our named executive officers; our director; and all of our executive officers and directors as a group.
     As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The percentage shown is based on 31,063,409 shares of common stock issued and outstanding as of January 23, 2007 (which include 380,599 treasury shares). In computing the number and percentage of shares beneficially owned by a person, shares of common stock subject to options and/or warrants currently exercisable, or exercisable within 60 days of January 23, 2007, are counted as outstanding, but these shares are not counted as outstanding for computing the percentage ownership of any other person.

		Percent
	Number of Shares	of
Name and Address of Beneficial Owner (1)	beneficially owned	class
More than 5% Beneficial Owners:
J. Walter Thompson, U.S.A., Inc., a subsidiary of WPP Group plc (2)	4,625,666	14.0%
Jeffrey Easton (3)	3,101,409	10.0
Entities affiliated with Allegis Capital (4)	2,384,554	7.7
The Weinman Family Trust dtd 9/25/98 (4)(5)	3,052,201	9.7
Presidio Group LLC (4)(6)	2,568,377	8.3
Jay Friedman (7)	2,250,000	7.2

Executive Officers and Directors:
Peter Friedman (8)	3,693,217	10.8
Jenna Woodul (9)	2,369,695	7.1
Chris N. Christensen (10)	1,800,000	5.5
All executive officers and directors as a group (3 persons) (11)	7,862,912	20.7

(1)	Unless otherwise noted, the address for each person on the table is c/o LiveWorld, Inc. 4340 Stevens Creek Blvd. Suite 101, San Jose, California.

(2)	Includes 2,000,000 shares issuable upon the exercise of warrants that are exercisable within 60 days of January 23, 2007. J. Walter Thompson, a subsidiary of WPP Group plc is located at 125 Park Avenue, New York, New York 10017.

(3)	Jeffrey Easton’s address is 575 Lexington Avenue, Fourth Floor, New York, New York 10022.

(4)	Number of shares includes (a) 2,158,447 shares held by Media Technology Equity Partners LP, (b) 150,231 shares held by Media Technology Entrepreneurs Fund II LP, and (c) 75,876 held by Thomson Management Growth Fund LP. Messrs. Robert R. Ackerman and Barry Weinman are co-founders of Allegis Capital, the general partner of Media Technology Equity Partners LP, Media Technology Entrpreneurs Fund II LP and Thomson Management Growth Fund LP. Messrs. Ackerman and Weinman each disclaim beneficial ownership of the listed shares except to the extent of his pecuniary interest therein. Messrs. Ackerman and Weinman have the authority to vote shares held by the Allegis Capital entities. Principal address is located at 130 Lytton Avenue, Suite 210, Palo Alto, California 94301.

(5)	The Weinman Family Trust dtd 9/25/98 directly owns 667,647 shares of common stock. The 3,052,201 shares listed as beneficially owned by the Weinman Family Trust dtd 9/25/98 includes these shares and 2,384,554 shares held by entities affiliated with Allegis Capital. Barry Weinman, trustee of the Weinman Family Trust dtd 9/25/98, has dispositive power over the shares held by the trust. Mr. Weinman is a co-founder of Allegis Capital and a managing director of MTEP Management, LLC, the general partner of Media Technology Equity Partners LP, Media Technology Entrepreneurs Fund II LP and Thomson Management Growth Fund LP, and has the power to vote shares held by these entities. The Weinman Family Trust is therefore listed as the beneficial owner of the combined 3,052,201 shares. Mr. Weinman disclaims beneficial ownership of the shares owned by the Allegis Capital entities, except to the extent of his pecuniary interest therein. Mr. Weinman’s address is 130 Lytton Avenue, Suite 210, Palo Alto, California 94301, attn.: Allegis Capital.

(6)	Presidio Group, LLC directly owns 183,823 shares of Common Stock. The 2,568,377 shares listed as beneficially owned by Presidio Group, LLC includes these shares and 2,384,554 shares held by entities affiliated with Allegis Capital. Robert R. Ackerman is a managing member of Presidio Group, LLC. Mr. Ackerman is also a managing director of Allegis Capital, and a managing director of MTEP Management, LLC, the general partner of Media Technology Equity Partners LP, Media Technology Entrepreneurs Fund II LP and Thomson Management Growth Fund LP, and has the power to vote shares held by these entities. The Presidio Group, LLC is therefore listed as the beneficial owner of the combined 2,568,377 shares. Mr. Ackerman disclaims beneficial ownership of the shares owned by the Allegis Capital entities, except to the extent of his pecuniary interest therein. Mr. Ackerman’s address is 130 Lytton Avenue, Suite 210, Palo Alto, California 94301, attn.: Allegis Capital

(7)	Includes 1,830,000 shares of common stock and options to acquire 420,000 shares of common stock that are exercisable within 60 days of January 23, 2007. Jay Friedman’s address is 15650 Michael Lane, Monte Sereno, California 95030.

(8)	Includes 706,967 shares of common stock and options to acquire 2,986,250 shares of common stock that are exercisable within 60 days of January 23, 2007. Not included in the beneficial ownership are options to acquire 463,750 shares of common stock registered in Mr. Friedman’s name but owned by his former wife pursuant to a 2003 divorce settlement. Mr. Friedman has no legal authority or rights over these options. Mr. Friedman was granted 1,413,934 shares of founder stock (adjusted for a reverse split in 1999) in April 1996. These shares were divided equally with his former wife as community property in their 2003 divorce settlement, resulting in Mr Friedman owning the above listed 706,967 shares.

(9)	Includes 189,488 shares of common stock and options to acquire 2,180,207 shares of common stock that are exercisable within 60 days of January 23, 2007.

(10)	Includes options to acquire 1,800,000 shares of common stock that are exercisable within 60 days of January 23, 2007.

(11)	Shares beneficially owned by all executive officers and sole director as a group include 6,966,457 shares issuable pursuant to options exercisable within 60 days of January 23, 2007.
Item 5. Directors, Executive Officers, Promoters and Control Persons
     The following information sets forth the names of our current directors and executive officers, their ages and positions with us as of January 23, 2007.

Name	Age	Position
Peter H. Friedman	51	Chairman of the Board and Chief Executive Officer
David Houston	36	Senior Vice President and Chief Financial Officer
Jenna Woodul	58	Executive Vice President and Chief Community Officer
Chris N. Christensen	46	Executive Vice President of Engineering and Operations
     Peter H. Friedman has served as our Chairman of the Board, President and Chief Executive Officer since he co-founded LiveWorld in April 1996. From 1984 to February 1996, Mr. Friedman worked at Apple Computer, Inc., where he served in multiple roles including Vice President and General Manager of Apple’s Internet/Online Services business unit. In this role, Mr. Friedman managed and grew Apple’s AppleLink relationship marketing and support online services, oversaw the launch and growth of eWorld, Apple’s consumer online service, and a series of Internet-based services such as Salon and Youth Central. Mr. Friedman also held various senior marketing roles at Apple. Mr. Friedman received a M.B.A degree from The Harvard Business School and a B.A. American History degree from Brown University.
     David Houston joined us as the Chief Financial Officer in October 2006, and is responsible for accounting, resource management, financial transactions and investor relations. From January of 2001 until September of 2006, Mr. Houston was a private consultant providing financial and merger and acquisition services to clients. From October of 1999 to December 2001, Mr. Houston managed the corporate development activity for the broadband group of Excite@Home, an Internet service provider. From May 1994 to September 1999, Mr. Houston held various roles within CKS Group, a marketing communications company, where he was a key member of the management team and he focused on developing the management reporting systems, guiding the merger and acquisition activity, leading the international expansion strategy, and managing the world-wide financial planning and analysis. Mr. Houston holds a B.S. in Business Administration from the University of California, Riverside and a M.B.A. from the Santa Clara University.
     Jenna Woodul has served as our Executive Vice President and Chief Community Officer since she co-founded LiveWorld in April 1996. From January 1993 to March 1996, Ms. Woodul cultivated the online community for Apple’s eWorld, where she directed the Community Center. Ms. Woodul worked at Apple from 1984 to 1988 in Apple’s business communications service, AppleLink, as a core member of the team that developed the community-oriented AppleLink, Personal Edition, which later became America Online. Ms. Woodul received a M.A. in Education from the University of New Mexico and a B.A. in Hispanic Studies from Vassar College.
     Chris N. Christensen has served as our Executive Vice President of Engineering and Operations since May 1996. From May 1993 to May 1996, Mr. Christensen served as the Engineering Manager for Apple’s Online Services division. Mr. Christensen managed the Macintosh and Windows clients for Apple’s eWorld online service. He also wrote the e-mail application for the Newton and worked on the QuickTime plug-in for the Macintosh. Prior to his experience at Apple, Mr. Christensen worked at Hewlett-Packard Company for five years. Mr. Christensen received an M.E. and B.S. in Computer and Systems Engineering from Rensselaer Polytechnic Institute.
Board of Directors and Committees
     Mr. Friedman is the only member of the Board of Directors, and we do not currently have any plans to expand the Board of Directors. We do not have a formal audit, compensation or corporate governance committee, and we have no plans to form such committees.
Term of Office of Directors
     Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders or until removed form office in accordance with our bylaws. Our executive officers are appointed by our board of directors and hold office until removed by the board.
Key Employees
     We have no key employees other than our officers and directors.
Family Relationships
     There are no family relationships between or among the directors, executive officers or persons nominated or chosen to become directors or executive officers.
Involvement in Certain Legal Proceedings
     To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation
     The following table sets forth summary compensation information for the year ended December 31, 2006 for our Chief Executive Officer, and each of our other two most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this registration statement.
Summary Compensation Table

							Nonqualified
						Non-Equity	Deferred
						Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Stock Awards	Option Grants	Compensation	Earnings	Compensation	Total
Principal Position	Year	($)	($)	($)	($) (1)	($)	($)	($)	($)
Peter H. Friedman, President and Chief Executive Officer	2006	320,000	—	—	23,563	—	—	—	343,563
Jenna Woodul, Executive Vice-President & Chief Community Officer	2006	200,000	—	—	10,875	—	—	—	210,875
Chris N. Christensen, Executive Vice-President Engineering and Operations	2006	200,000	—	—	10,875	—	—	—	210,875

(1)	Assumptions made in the valuation pursuant to FAS 123R are discussed in note 3 to the financial statements.
     Our 1996 Stock Option Plan provides for stock options to be granted to employees, independent contractors, officers, and directors. Options are generally granted at an exercise price equal to the stock’s fair market value at the date of grant, as determined by our Board of Directors. All options are granted at the discretion of the our Board of Directors and have a term not greater than ten years from the date of grant. Options issued generally, vest ratably over four years, 25% one year after the grant date and the remainder at a rate of 1/36 per month thereafter. The 1996 Stock Option Plan has expired, and no additional grants may be made under it.
     In February 2007, in the context of a company-wide salary review that included compensation changes for multiple employees we changed Mr. Friedman’s salary to $350,000, Ms. Woodul’s salary was changed to $225,000 and Mr. Christensen’s salary was changed to $225,000.

Outstanding Equity Awards as of December 31, 2006
     The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2006.

	Option Awards (1)(2)

			Equity Incentive
	Number of	Number of	Plan Awards: Number
	Securities	Securities	of Securities
	Underlying	Underlying	Underlying
	Unexercised Options	Unexercised Options	Unexercised
	(#)	(#)	Unearned Options	Option Exercise	Option Expiration
Name	Exercisable	Unexercisable	(#)	Price ($)	Date
Peter H. Friedman, President and Chief Executive Officer	—	325,000 (3)	—	0.40	5/14/16
	300,000	—	—	0.07	8/5/14
	500,000	—	—	0.09	12/18/13
	2,350,000 (4)	—	—	0.01	1/24/12
	300,000 (5)	—	—	0.034	1/24/12

Jenna Woodul, Executive Vice-President & Chief Community Officer	—	150,000 (3)	—	0.40	5/14/16
	300,000	—	—	0.07	8/5/14
	500,000	—	—	0.09	12/18/13
	630,207	—	—	0.017	7/10/12
	460,000	—	—	0.01	1/24/12
	290,000	—	—	0.034	7/18/11

	Option Awards (1)(2)

			Equity Incentive
	Number of	Number of	Plan Awards: Number
	Securities	Securities	of Securities
	Underlying	Underlying	Underlying
	Unexercised Options	Unexercised Options	Unexercised
	(#)	(#)	Unearned Options	Option Exercise	Option Expiration
Name	Exercisable	Unexercisable	(#)	Price ($)	Date
Chris N. Christensen, Executive Vice-President Engineering and Operations	—	150,000 (3)	—	0.40	5/14/16
	300,000	—	—	0.07	8/5/14
	500,000	—	—	0.09	12/18/13
	400,000	—	—	0.017	7/10/12
	200,000	—	—	0.01	1/24/12
	400,000	—	—	0.034	7/18/11

(1)	On December 31, 2005, the vesting of all options was accelerated such that all options became fully vested.

(2)	On January 24, 2002, we repriced most of the then outstanding options to the then fair market value of our common stock.

(3)	The outstanding options reported in this table are subject to the following vesting schedule: 25 % of the options vest twelve months after the vesting commencement date and 1/48th of the options vest each month thereafter, unless a specific vesting schedule is described in the related footnote, and provided that the named executive officer remains a service provider.

(4)	Mr. Friedman was granted an option to purchase 2,350,000 shares on January 24, 2002. Mr. Friedman has no legal authority or rights with respect to 411,250 shares, which belong to his former wife, as part of their 2003 divorce settlement.

(5)	Mr. Friedman was granted an option to purchase 300,000 shares on January 24, 2002. Mr. Friedman has no legal authority or rights with respect to 52,500 shares, which belong to his former wife, as part of their 2003 divorce settlement.
Director Compensation
         Peter Friedman serves as our sole director and receives no compensation in his role as a director.
Item 7. Certain Relationships and Related Transactions
     Except as disclosed below, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more that 5% of the voting rights attached to all of our outstanding shares, nor any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction over the last two years or in any presently proposed transaction which, in either case, has or will materially affect us.
     On May 10, 2006, we entered into a consulting agreement with DragonBridge Capital LLC, an entity affiliated with Barry Weinman. Mr. Weinman is affiliated with Allegis Capital, one of our major stockholders. Pursuant to the consulting agreement, we agreed to pay retainer of $60,000, to be paid at $5,000 per month. The agreement terminates in May 2007. Pursuant to the agreement, DragonBridge would be entitled to certain additional fees in the event a joint venture was established and funded in China. We do not anticipate these additional fees will be earned under the agreement.
     In July 2006, we entered into a joint venture with WPP. Pursuant to the joint venture we formed an LLC, LiveWorld-WPP, L.L.C., to market and sell our products and services to WPP Group plc clients. WPP Group plc is one of the world’s leading marketing and communications firms and includes in its company portfolio JWT, Ogilvy & Mather Worldwide, Y&R, The Voluntarily United Group, Grey Worldwide, MindShare, MediaCom, Mediaedge:cia, Millward Brown, Research International, KMR Group, OgilvyOne Worldwide, Wunderman, 141 Worldwide, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, Enterprise IG, Landor and Fitch among others.
     LiveWorld and WPP each contributed $250,000 to fund the joint ventures operations. In addition, we entered into an agreement that provides for the granting of a substantial number of warrants to WPP to purchase our common stock. Specifically, at the formation of the joint venture we granted a warrant to purchase 1,000,000 shares of our Common Stock at a per share exercise price of $1.00 and an additional warrant to purchase 1,000,000 shares of our Common Stock at a per share exercise price of $1.10. The warrants are exercisable for a period of ten years.
     We further granted WPP the opportunity to earn a substantial number additional warrants based on the performance of the joint venture in generating revenue for LiveWorld for each of the years 2007, 2008, 2009, and 2010. Under these terms, WPP might earn additional warrants based on the percentage of LiveWorld’s revenue that is attributable to the joint venture and the number of shares of capital stock outstanding or issuable upon the exercise or conversion of other securities.

     For 2007, the aggregate number of warrants issued to date to WPP cannot exceed 10% of the number of shares of LiveWorld stock that is then outstanding or issuable upon the exercise of all outstanding options and warrants and the conversion of all convertible securities; for 2008, that limit increases to 20%, and for 2009 the limit is 30%. In 2010, the maximum total number of warrants that may be required to be issued under this relationship is 53% of the fully diluted share count of the company.
     The exercise price of the warrants to be issued in the future varies and the price at which our stock has traded during a thirty day period prior to the warrant’s issuance. The exercise prices are, however, subject to the following minimum exercise prices: the greater of either (i) 55% of the then market price or (ii) for each of the following years: $1.10 for the 2007 warrant; $1.20 for the 2008 warrant; $1.30 for the 2009 warrant and $1.40 for the 2010 warrant.
     The agreements with WPP are complex, and the above descriptions are summary in nature. We strongly urge that these agreements be read in their entirety to understand the terms of our relationship with WPP. Although we believe these agreements with WPP may prove to be highly beneficially to LiveWorld and our stockholders, they can also result in the issuance of warrants to purchase a substantial portion of our capital stock. As a result, the ownership of our existing stockholder might be severely diluted in the event the joint venture is highly successful in selling our products and services to WPP and its affiliates.
     In June 2000, we loaned $100,000 to Ms. Woodul, the Executive Vice President and Chief Community Officer and a LiveWorld co-founder to assist her in buying a home. The interest rate on the loan was four percent (4%), compounded annually, and the loan could be extended indefinitely for periods of three years. The loan was collateralized by the shares of common stock owned by Ms. Woodul. As of December 31, 2004, and December 31, 2005, the outstanding balance on the loan, including accrued interest, was $97,066, and $89,031 respectively. Effective December 11, 2006, Ms. Woodul sold 190,599 shares of LiveWorld stock to the Company at a then market price of $0.536 per share and used the proceeds to pay off the outstanding loan amount of $75,598 and thereby retire the loan in its entirety.
     In June 2000, we loaned Mr. Bernstein, our Vice President of Engineering and Chief Scientist, and a LiveWorld co-founder, $250,000 in order to assist him in buying a home. The interest rate on the loan was six point five percent (6.5%), compounded annually. The loan is collateralized by the shares of common stock owned by Mr. Bernstein. As of December 31, 2006, the outstanding principal balance on the loan has been paid in full and the accrued interest was $12,061. This remaining interest balance is being paid off by Mr. Bernstein via monthly payroll deductions.
     On November 13, 2006, we repurchased 190,000 shares of our Common Stock from Mr. Christensen, our Executive Vice President of Engineering and Operations at $0.535 per share. This transaction was undertaken to enable Mr. Christensen to pay off a loan from the company associated with his 1996 early exercise of stock options (for the 190,000 shares) which was due in full in November, 2006. Mr. Christensen used the proceeds of the sale to pay off this loan.
     On September 11, 2006, we sold an aggregate of 3,676,470 shares of our common stock to several purchasers in a private placement transaction. These purchasers also obtained the right to include those shares in certain registrations that we may, at our option, undertake in the future. In this sale WPP purchased 2,435,666 of shares. In addition, on December 22, 2006, WPP purchased an additional 190,000 shares of our common stock at $0.535 per share. In addition, the following individuals, each of whom is affiliated with Allegis Capital or affiliates of Allegis Capital, also purchased our common stock in this transaction:

Purchasers	Number of Shares of Common Stock Purchased
The Weinman Family Trust	367,647
Presidio Group LLC	183,823
Item 8. Description of Securities
     We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2006, there were 31,063,410 shares of our common stock outstanding, which included 380,599 treasury shares held by approximately 201 holders of record and no shares of preferred stock outstanding.
Common Stock
     Holders of our common stock are entitled to one vote per share of each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any preferred stock that may be issued in the future, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the folders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

     Holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption of sinking fund provisions applicable to our common stock. The rights, references and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the folders of shares of any series of preferred stock, which we may designate and issue in the future.
Preferred Stock
     Our board of directors may fix by resolution the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each class of shares of the preferred stock, including the voting rights, dividend rate, conversion rights, redemption price, liquidation preference, and the number of shares of any such series. Our board of directors may increase or decrease the number of shares of any such series (but not below the number of shares of such series then issued). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease will resume the status which they had prior to the resolution or resolutions originally fixing the number of shares of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing our change of control. We have present plans to issue any shares of preferred stock.
Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
     Delaware Law
     Pursuant to Section 203 of the Delaware General Corporation Law, or the business combination statute, we are prohibited, as a public company, from engaging in a “business combination” with an “interested stockholder” (defined as any person who acquires 15% or more of our common stock) for a three-year period following the date that such person became an interested stockholder, unless, (i) prior to the date the person became a interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction that resulted in the person’s becoming an interested stockholder, that person on owned 85% of our voting stock, excluding certain shares owned by corporate insiders and shares issued after the transaction commenced; or (iii) at or subsequent to such time the business combination is approved by our board of directors and authorized by the affirmative vote of holders of 66% of our outstanding voting stock that is not owned by the interested stockholder. Section 203 defines business combinations to include the following; any merger or consolidation involving the corporation and the interested stockholder; any sale transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; subject to certain exceptions, any transaction that results n the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledge or other financial benefits provided by or through the corporation.
     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of this provision. The statute could prohibit or delay mergers or other takeover, or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws
     Our certificate of incorporation provides that our board of directors may issue up to five million shares of one or more series of preferred stock for such corporate purposes as the board of directors may determine, without any further action by our stockholders. Our certificate of incorporation also provides that our board of directors has the power to adopt, amend or repeal our bylaws. These provisions may have the effect of delaying, deferring, or preventing a change in control of our company.
     Our bylaws provide that only our board of directors may call a special meeting of stockholders. In addition, our bylaws contain advance notice procedures with respect to business to be transacted at annual meetings of stockholders. Advance notice must not only be timely received, but must be in proper written form, as set forth in our bylaws. Pursuant to our certificate of incorporation, eight of our initial directors cannot be removed from the board without “cause” during their initial two-year term of office.
     These provisions in our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt by another party.
Transfer Agent and Registrar
     American Stock Transfer & Trust company is the transfer agent and registrar for our common stock.

PART II
Item 1. Market of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Market Information
     Our common stock is quoted on the Pink Sheets (www.pinksheets.com) centralized quotation service for OTC securities under the trading symbol “LVWD.PK” but is not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange.
     The following table set forth the range of the high and low bid prices by quarter as reported on the over-the-counter market since January 1, 2004. Quotations from the Pink Sheets reflect inter-dealer prices without adjustments for retail markups, markdowns or conversions and may not represent actual transactions.

	High	Low
Fiscal year ended December 31, 2005:
First Quarter	$0.47	$0.28
Second Quarter	$0.50	$0.35
Third Quarter	$0.65	$0.40
Fourth Quarter	$0.55	$0.36

	High	Low
Fiscal year ended December 31, 2006:
First Quarter	$0.60	$0.37
Second Quarter	$0.48	$0.35
Third Quarter	$0.60	$0.41
Fourth Quarter	$0.60	$0.48

	High	Low
Fiscal year ended December 31, 2007:
First Quarter (through March 20, 2007)	$0.60	$0.48
     We intend to make application to the NASD for our shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the comment period for this Form 10-SB. Our application to the NASD will consist of current corporate information, financial statements and other documents required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation of our shares to be published by such service.
Penny Stock
     The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stock are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange of system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries of disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks: and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule of regulation.
     The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer’s account.
     In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.
     These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.
Holders of Our Common Stock
     As of December 31, 2006, we had approximately 201 holders of record of our common stock and additional stockholders hold shares in street name.
Dividends
     We have never declared or paid dividends on its common stock. We intend to retain earnings, if any, for the operation and expansion of our business, and therefore do not anticipate paying cash dividends in the foreseeable future.
Equity Compensation Plan Information
     The following table provides information as of December 31, 2006 about our common stock that may be issued upon the exercise of options granted to employees, consultants or our board of directors under all existing equity compensation plans including the 1996 Stock Option Plan and the 1999 Director Option Plan.

	Number of
	securities to be		Number of
	issued upon	Weighted-average	securities
	exercise of	exercise price of	remaining available
	outstanding	outstanding	for future issuance
	options, warrants	options, warrants	under equity
Plan Category	and rights	and rights	compensation plans
Equity compensation plans approved by security holders	21,576,777 (1)	$0.12	250,000 (2)
Equity compensation plans not approved by security holders	0	0	0
Total	21,576,777	$0.12	250,000

(1)	Represent outstanding shares under the 1996 Stock Option Plan. No further stock options can be granted under the 1996 Stock Option Plan, which expired in 2006,

(2)	Represents 250,000 shares available for issuance under the Director Stock Plan.
Item 2. Legal Proceedings
     We are not a party to any material legal proceedings as of the date of this registration statement.
Item 3. Changes in and Disagreements with Accountants
     None.
Item 4. Recent Sales of Unregistered Securities
     In the three years preceding the filing of this Form 10-SB, the registrant has issued the following securities that were not registered under the Securities Act:
     On July 9, 2004, we issued options to purchase an aggregate of 347,500 shares of our common stock at an exercise price of $0.1706 per share to certain company employees.
     On August 5, 2004, we issued options to purchase an aggregate of 1,825,000 shares of our common stock at an exercise price of $0.07 per share to certain company employees.
     On September 8, 2004, we issued options to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $0.1706 per share to certain company employees.
     On October 20, 2004, we issued options to purchase an aggregate of 75,000 shares of our common stock at an exercise price of $0.23 per share to certain company employees.
     On November 10, 2004, we issued options to purchase an aggregate of 50,000 shares of our common stock at an exercise price of $0.26 per share to certain company employees.

     On December 3, 2004, we issued options to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $0.30 per share to certain company employees.
     On January 19, 2005, we issued options to purchase an aggregate of 120,000 shares of our common stock at an exercise price of $0.33 per share to certain company employees.
     On January 31, 2005, we issued options to purchase an aggregate of 80,000 shares of our common stock at an exercise price of $0.28 per share to certain company employees.
     On February 8, 2005, we issued options to purchase an aggregate of 25,000 shares of our common stock at an exercise price of $0.38 per share to certain company employees.
     On March 17, 2005, we issued options to purchase an aggregate of 175,000 shares of our common stock at an exercise price of $0.38 per share to certain company employees.
     May 25, 2005, we issued options to purchase an aggregate of 75,000 shares of our common stock at an exercise price of $0.41 per share to certain company employees.
     On July 16, 2005, we issued options to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.43 per share to certain company employees.
     On September 2, 2005, we issued options to purchase an aggregate of 239,000 shares of our common stock at an exercise price of $0.48 per share to certain company employees.
     On November 15, 2005, we issued options to purchase an aggregate of 50,000 shares of our common stock at an exercise price of $0.42 per share to certain company employees.
     On December 27, 2005, we issued options to purchase an aggregate of 75,000 shares of our common stock at an exercise price of $0.36 per share to certain company employees.
     On March 15, 2006, we issued options to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.45 per share to certain company employees.
     On April 25, 2006, we issued options to purchase an aggregate of 70,000 shares of our common stock at an exercise price of $0.40 per share to certain company employees.
     On May 14, 2006, we issued options to purchase an aggregate of 1,835,000 shares of our common stock at an exercise price of $0.40 per share to certain company employees.
     On June 17, 2006, we issued options to purchase an aggregate of 425,000 shares of our common stock at an exercise price of $0.40 per share to certain company employees.
     On June 23, 2006, we issued options to purchase an aggregate of 60,000 shares of our common stock at an exercise price of $0.40 per share to certain company employees.
     On September 1, 2006, we issued options to purchase an aggregate of 245,000 shares of our common stock at an exercise price of $0.55 per share to certain company employees.
     On September 28, 2006, we issued options to purchase an aggregate of 115,000 shares of our common stock at an exercise price of $0.55 per share to certain company employees.
     On October 11, 2006, we issued options to purchase an aggregate of 500,000 shares of our common stock at an exercise price of $0.51 per share to certain company employees.

     On July 7, 2006, we issued a warrant to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $1.00 per share to WPP.
     On July 7, 2006 we issued a warrant to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $1.10 per share to WPP.
     On September 11, 2006, we issued 3,676,470 shares of our common stock at a per share price of $0.54.
     On December 22, 2006, we issued 190,000 shares of our Common Stock at a price per share of $0.535.
     The issuance of securities describe above were deemed to be exempt from registration under the Securities Act in reliance of Section 4(2) or Rule 701 of the Securities Act as transactions by an issuer not involving a public offering.
Item 5. Indemnification of Directors and Officers
     Our bylaws include provisions permitted under Delaware General Corporation Law relating to the liability and indemnification of our directors and officers. Under these provisions, we will indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action by reason of the fact that the person was or is one of our directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, provided that the director or officer acted in good faith and in a manner that he or she believed to be in, or not opposed to, the best interest of LiveWorld, Inc., and with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful. These provisions provide that we may indemnify any of our associates or agents to the same extent that we are required to indemnify our directors and officers.
     We have entered into indemnification agreements with our directors and executive officers and certain of our officers and employees. These agreements provide, among other things, that we will indemnify our directors, executive officers and certain officers and employees for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director, executive officer, officer or employee who has entered into an indemnification agreement in any action or proceeding arising out of such person’s services as one of our directors, executive officers, or officers or employees, as the case may be, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these indemnification agreements are necessary to attract and retain qualified persons as our directors and executive officers and as officers and employee. The SEC has noted, however, that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
     As permitted by Section 145 of the Delaware General Corporation Law, we maintain directors’ and officers’ liability insurance coverage.

PART F/S

Report of Independent Registered Public Accounting Firm.
Board of Directors and Stockholders
LiveWorld, Inc.
We have audited the accompanying balance sheet of LiveWorld, Inc. as of December 31, 2004, 2005, and 2006, and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2004, 2005, and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiveWorld, Inc. as of December 31, 2004, 2005, and 2006, and the results of its operations and its cash flows for the years ended December 31, 2004, 2005, and 2006 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3 to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payments.
/s/ Stonefield Josephson, Inc.

San Francisco, California
March 20, 2007

LIVEWORLD INC.
BALANCE SHEET
(In thousands, except per share data)

	December 31,
	2004	2005	2006
ASSETS
Current Assets
Cash and cash equivalents	$1,010	$1,426	$3,217
Accounts receivable, net	589	817	1,222
Accrued development and set up	—	—	72
Prepaid expenses	33	127	47
Other current assets	18	14	13

Total current assets	1,650	2,384	4,571

Property and equipment, net	387	775	1,110
Investment in joint venture	—	—	216
Other assets	20	3	4

Total assets	$2,057	$3,162	$5,901

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$251	$61	$343
Accrued salaries and wages	51	109	91
Accrued vacation	98	220	278
Due to officers	21	6	34
Other accrued liabilities	16	46	73
Current portion of capital lease obligation	—	—	53
Deferred revenue	289	242	527

Total current liabilities	726	684	1,399

Long-term capital lease obligation	—	—	121

Total liabilities	726	684	1,520

Stockholders’ equity
Common stock: $.001 par value, 100,000,000 shares authorized 26,551,222, 26,816,889 and 30,682,811 issued and outstanding at December 31, 2004, 2005, and 2006, respectively	27	27	31
Treasury stock: $0.001 par value, 380,599 shares purchased at cost	—	—	—
Note receivable from stockholder	(93)	(87)	—
Additional paid-in capital	136,237	136,753	139,589
Accumulated deficit	(134,840)	(134,215)	(135,239)

Total stockholders’ equity	1,331	2,478	4,381

Total liabilities and stockholders’ equity	$2,057	$3,162	$5,901

The accompanying notes are an integral part of these financial statements

LIVEWORLD INC.
STATEMENT OF OPERATIONS
(In thousands, except per share data)

	December 31,
	2004	2005	2006
Total revenues	$5,235	$9,635	$9,834
Cost of revenues	1,859	4,163	3,942

Gross Margin	3,376	5,472	5,892

Operating expenses
Product development	784	1,362	1,750
Sales and marketing	975	1,465	1,847
General and administrative	1,334	1,685	2,568
Stock based compensation	770	513	110
Warrant expense	—	—	761

Total operating expenses	3,863	5,025	7,036

Income (loss) from operations	(487)	447	(1,144)

Equity in net loss of unconsolidated affiliate	—	—	(34)

Other income (expense)
Interest income (expense) net	12	46	138
Gain/(loss) on sale of assets	—	(62)	—
Settlement income, net	—	203	67

Income (loss) before tax	(475)	634	(973)
Provisions for income tax	8	(10)	(51)

Net income (loss)	(467)	624	(1,024)

Basic net income (loss) per share	$(0.02)	$0.02	$(0.04)

Shares used in computing basic income (loss) per share	26,238,722	26,341,179	27,681,642

Diluted net income (loss) per share	$(0.02)	$0.01	$(0.04)

Shares used in computing diluted income (loss) per share	26,238,722	45,523,006	27,681,642

Departmental allocation of stock-based compensation:
Costs of revenues	$—	$—	$—
Product development	249	172	50
Sales and marketing	261	175	25
General and administrative	260	166	35

Total stock based compensation	$770	$513	$110

The accompanying notes are an integral part of these financial statements

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006
(In thousands except share amounts)

					Note
			Additional		Receivable
	Common Stock		Paid-in	Accumulated	From	Stockholders’
	Shares	Amount	Capital	Deficit	Shareholder	Equity (deficit)
Balance December 31, 2003	25,901,222	$26	$135,450	$(134,373)	$(93)	$1,010
Common stock options exercised	650,000	1	17			18
Stock-based compensation			770			770
Net income (loss)				(467)		(467)

Balance December 31, 2004	26,551,222	27	136,237	(134,840)	(93)	1,331
Common stock options exercised	265,667	—	3			3
Stock-based compensation			513			513
Net income (loss)				625		625
Payment on note receivable					6	6

Balance December 31, 2005	26,816,889	27	136,753	(134,215)	(87)	2,478
Common stock options exercised	380,050	—	71			71
Issuance of common stock for cash	3,866,471	4	2,098			2,102
Treasury stock	(380,599)	—	(204)			(204)
Warrants			761			761
Stock based compensation			110			110
Net income (loss)				(1,024)		(1,024)
Payment on note receivable					87	87

Balance December 31, 2006	30,682,811	$31	$139,589	$(135,239)	$0	$4,381

The accompanying notes are an integral part of these financial statements

LIVEWORLD
STATEMENT OF CASH FLOWS
(In thousands)

	December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	$(467)	$624	$(1,024)
Adjustments to reconcile net income (loss) provided by (use in) operating activities:
Stock-based compensation expense	770	513	110
Warrant expense	—	—	761
Depreciation of long-lived assets	118	238	495
Loss on sale of assets	—	62	—
Equity in net loss of unconsolidated affiliate	—	—	34

Changes in operating assets and liabilities:
Accounts receivable	(319)	(228)	(405)
Accrued development and setup	—	—	(72)
Other assets	(24)	(72)	81
Accounts payable	219	(190)	282
Accrued liabilities	29	195	94
Deferred revenue	69	(47)	285

Net cash provided (used) by operating activities	395	1,095	641

Cash flows from investing activities:
Purchase of property and equipment	(350)	(750)	(656)
Investment joint venture	—	—	(250)
Proceeds from sale of property and equipment	—	62	—

Net cash provided (used) by investing activities	(350)	(688)	(906)

Cash flows from financing activities:
Proceeds from exercise of stock options	18	3	71
Proceeds from issuance of common stock	—	—	2,102
Proceeds from repayment of note receivable from stockholder	—	6	87
Repurchase of common stock	—	—	(204)

Net cash provided by (used for) financing activities	18	9	2,056

Change in cash and cash equivalent	63	416	1,791
Cash and cash equivalents, beginning of period	947	1,010	1,426

Cash and cash equivalents, end of period	$1,010	$1,426	$3,217

Supplemental disclosure of non-cash financing and investing activities: Capitalized leased assets	$—	$—	$174

Supplemental disclosure of cash flow activities:
Income tax paid	$—	$11	$54

Interest expense paid	$2	$—	$—

The accompanying notes are an integral part of these financial statements

LIVEWORLD INCORPORATED
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED 2004, 2005, and 2006
1. ORGANIZATION
     The Company was incorporated in California on April 10, 1996 and reincorporated in Delaware in July 1999. In April 1999 the Company changed its name from LiveWorld Productions to Talk City, Inc. On May 8, 2001, the Company changed its name from Talk City, Inc. to LiveWorld, Inc. The Company’s principal business is to build, operate and moderate private label online social network and community services for clients who use these services to generate dialogue and relationships with and among their customers and other constituencies.
     Clients use these services for loyalty relationship marketing, customer support and business intelligence. The Company’s clients are a diverse group and include, but are not limited to media, consumer packaged goods, technology, and automobile industries, and most but not all are located in the United States.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Revenues — The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements when the following criteria have been met: persuasive evidence of an arrangement exists, the fees are fixed or determinable, no obligations remain, and collection of the related receivable is reasonably assured.
     The Company has certain contracts which are multiple element arrangements and provide for several deliverables to the customer that may include service development, community set-up, on-line community hosting, on-line community management, moderation services, and consulting. Accordingly, these contracts are accounted for in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 requires that the Company assess whether the different elements qualify for separate accounting. Because the Company does not believe that service development and community set-up activities have value to the customer on a standalone basis, this element does not qualify for separate accounting. Accordingly, fees received from service development and set-up activities are combined with the amounts allocable to the relevant undelivered item(s) within the contract. All other elements qualify for separate accounting and have objective and reliable evidence of fair value.
     Revenues from service development and community set-up activities are deferred and are recognized ratably over the related service portion of the contract. Revenues from on-line community hosting, on-line community management, moderation services, and consulting are recognized as the services are provided.
     Cost of Revenues -Cost of revenues is comprised of direct costs associated with the sales of online social network and community services to clients; the expense associated with the development, set-up and operation of communities, including expenses associated with server costs for hosting the communities, license fees for specified aspects of our platform used to develop the standard set-up for clients, as well expenses associated with any custom development the client may desire; and the cost of providing moderators and any enhancements the client may request after the community has been set up. These expenses consist primarily of salaries, payroll taxes, benefits and related expenditures for development, set-up, additional add-ons enhancements or upgrades, as well as, software license fees, hardware costs, and salary and related moderation expenses.
     Cash and cash equivalents — Investment securities with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

     Accounts Receivable — Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows.
     Accrued Development and Set-up - Accrued development and set-up is the work in process asset associated with the contracts for setting up a community for our clients.
     Accrued Liabilities — Accrued liabilities are recorded for salaries, wages, vacation time earned but not taken, taxes, and commission for employees, as well as, accrued legal fees, audit fees, fees due to officers, and other general accrued expenses for the Company.
     Deferred Revenue — Deferred revenue is the amount associated with the initial service development and set-up of the community for our clients. These service development and set-up revenues are paid upfront but recognized ratably as the operational service contract is recognized.
     Property and Equipment — Property, furniture, and equipment are stated at historical cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, which the company currently believes is three years. To date leasehold improvements have been expensed at the time incurred.
     Income Taxes — The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting fro Income Taxes” which utilizes the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
     Fair Value of Financial Instruments — The Company’s balance sheet includes the following financial instruments: cash, accounts receivable, accounts payable, and accrued liabilities. The Company considers the carrying amount of working capital items to approximate the fair value for these financial instruments because of the relatively short period of time between origination of the instruments and their expected realization.
     Product Development — Product development expenses consist primarily of salaries, payroll taxes, benefits and related expenditures for technology, software development, project management and support personnel. Costs related to the development of new products and enhancements to existing products are charged to operations as incurred. Software development costs are required to be capitalized when a product’s technological feasibility has been established by completion of a working model of the product. To date, completion of a working model of the Company’s products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs because such costs have not been significant.
     Sales and Marketing -Sales and marketing expenses consist primarily of salaries, payroll taxes, benefits and related expenditures for sales and marketing, as well as the community management which are costs associated with account management and client services.
     General and Administrative — General and administrative expenses are the consolidated expenses of the operations, facilities, finance, human resources, legal and other administrative functions. The expenses associated with these functions consist primarily of salaries, payroll taxes, benefits, professional fees, and related expenditures for our overall management and administration.
     Earnings Per Share — Basic income or loss per share is computed using the net income or loss and the weighted average number of common shares outstanding during the period. Diluted income per share is computed using the net income and the weighted average number of common shares and dilutive potential common shares outstanding during the period. Potential dilutive common shares include, for some or all of the periods presented, outstanding stock options and warrants. The computation of diluted income per share does not assume conversion, or exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method. In 2004 there were 18,558,494 outstanding options to purchase shares of the Company’s common stock; in 2005 there were 19,181,827 outstanding options to purchase shares of the Company’s common stock; and in 2006 there were 23,576,777 outstanding options and warrants to purchase shares of the Company’s common stock.
     The following table sets forth the computation of basic and diluted net income or loss attributable to common stockholders:

	Year Ended December 31,
(in thousands, except per share amounts)	2004	2005	2006
Numerator:
Net income (loss) attributable to common stockholders	$(467)	$624	$(1,024)

Denominator:
Weighted-average shares used to compute basic EPS	26,239	26,341	27,682
Effect of dilutive securities:
Diluted common shares	—	19,182	—
Weighted-average shares used to compute diluted EPS	26,239	45,523	27,682

Net earnings per share:
Basic	$(0.02)	$0.02	$(0.04)

Diluted	$(0.02)	$0.01	$(0.04)

     The outstanding options of 18,558,494 and options and warrants of 23,576,777 for 2004 and 2006 respectively are excluded from the determination of diluted net loss per share as their effect is anti-dilutive.
     Concentrations of Credit Risk — Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalent balances consist of deposits and money market funds held with a local commercial bank. Deposits in the United States may exceed federally insured limits. Management believes that the financial institutions that hold the Company’s investments are financially credit worthy and, accordingly, minimal credit risk exists with respect to those investments.
     The Company’s accounts receivable are derived primarily from customers who have signed contracts with the Company, for the Company to provide Community venues for the customer. The Company performs ongoing credit evaluations of its customers, does not require collateral and does maintain allowances for potential credit losses when deemed necessary. In 2004 AOL US and eBay accounted for 42% and 38% of total revenues respectively; in 2005 AOL US and eBay accounted for 51% and 26% of total revenues respectively; in 2006 AOL US and eBay accounted for 36% and 31% of total revenues respectively, and no other client represented greater than 10% of total revenues for the Company in any year.
     Comprehensive Income or Loss- The Company has no significant components of other comprehensive income or loss, and accordingly, the comprehensive income or loss is the same as the net income or loss for all periods.
     Allowances for Doubtful Accounts -The Company’s allowance for accounts uncollectible have been approximately $24,000 and $8,000, and $0 in 2004, 2005, and 2006 respectively. The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer credit-worthiness, and changes in customer payments terms when making estimates of the uncollectibility of the Company’s accounts receivable balances. If the Company determines that the financial conditions of any of its customers deteriorated, whether due to customer specific or general economic issues, an increase in the allowance will be made. Accounts receivable are written off when all collection attempts have failed.
     Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Segment Reporting — The Company has one operating segment because it is not organized by multiple segments for purposes of making operating decisions or assessing performance. The chief operating decision maker evaluates performance, makes operating decisions, and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.
     Recently Issued Accounting Standards — In June 2006, FASB issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes” an interpretation of FASB Statement No. 109. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution or related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company will adopt this standard in the first quarter of 2007. The Company does not expect the adoption of FIN 48 to have a material impact on its financial condition or results of operations.
     In September 2006, the Securities and Exchange Commission published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). The interpretations in SAB 108 are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice to build up improper amounts on the balance sheet. This guidance applies to fiscal years ending after November 15, 2006 and early application in interim periods is encouraged. The adoption of SAB 108 did not have a material effect on the Company’s financial statements.
     In September 2006, the FASB issued SFAS No. 157 (“FAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of FAS 157, but do not expect the adoption of FAS 157 to have a material impact on our financial position, results of operations or cash flows.
3. STOCK-BASED COMPENSATION
     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for employee services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based ion the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period of vesting period). The statement requires companies to assess the most appropriate model to calculate the value of the options. The Company currently uses the Black-Scholes option pricing model to value options which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, “Accounting for Stock Based Compensation", as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option pricing model. In addition, there are a number of other requirements under the new standard that would result in different accounting treatment than currently required. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options and the presentation of these tax benefits within the consolidated statement of cash flows. In addition to the appropriate fair value model to be used for valuing share-based payments, the Company will also be required to determine the transition method to be used at date of adoption. The allowed transition methods are the prospective and retroactive adoption alternatives. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method requires companies to record compensation expense for all unvested stock options and restricted stock beginning with the first disclosed period restated. The Company adopted FAS 123(R) using the modified prospective method. With respect to the Company, which is a small business issuer, this statement became effective on January 1, 2006.
     Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB 25, and amends SFAS No. 95, “Statement of Cash Flow.” SFAS No. 123(R) generally requires share-based payments to employees, including grants of employee stock options and other equity awards, to be recognized in the statement of operations based on their fair values. In addition, SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under previous accounting rules. The Company’s financial statements as of and for fiscal year end December 31, 2006 reflect the impact of adopting FAS 123(R). In accordance with the modified prospective method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).
     Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the statement of operations during the fiscal year end December 31, 2006 included compensation expense for stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimate in accordance with FAS 123(R). As stock-based compensation expense recognized in the statement of operations for the fiscal year end December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under FAS 123 for the periods prior to 2006, the Company accounted for forfeitures as they occurred. When estimating forfeitures, the Company considers historic voluntary termination behaviors as well as trends of actual option forfeitures. In anticipation of the impact of adopting FAS 123(R), the Company accelerated the vesting of all outstanding stock options in December 2005 resulting in a total of 19,181,827 options outstanding and fully vested. The primary purpose of the acceleration of vesting was to minimize the amount of compensation expense to be recognized in relation to the options in future periods following the adoption by the Company of FAS 123(R). The impact of adopting FAS 123(R) includes approximately $110,000 of stock option expense for options granted in fiscal 2006, for the fiscal year end December 31, 2006. The Company expects the adoption of FAS 123 (R) will have a material impact on the Company’s results of operations for the foreseeable future.
     Prior to adoption of SFAS No. 123 (R) on January 1, 2006 the Company accounted for its stock-based compensation arrangements with employees using the intrinsic-value method pursuant to Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” As such, compensation expense is initially measured on the date of grant to the extent the fair value of the underlying common stock exceeds the exercise price for stock options or the purchase price for the issuance or sales of common stock. Pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation” the Company discloses the pro forma effects of using the fair value method of accounting for stock-based compensation arrangements for the years ended December 31, 2004 and 2005, prior to adoption of SFAS No. 123 (R). Certain options are subject to variable award accounting and, as such, compensation expense is re-measured at each balance sheet date based on the change in fair value of the common stock.
     The Company’s 1996 Stock Option Plan provides for stock options to be granted to employees, independent contractors, officers, and directors. Prior to Year 2004, options were generally granted at an exercise price which approximates eighty-five percent (85%) to one hundred percent (100%) of the estimated fair market value per share at the date of grant, as determined by the Company’s Board of Directors. Since 2004 options have generally been granted at one hundred percent (100%) of their estimated fair market value per share at the date of grant, as determined by the Company’s Board of Directors. All options are granted at the discretion of the Company’s Board of Directors and have a term not greater than ten (10) years from the date of grant. Options granted in 2001, 2002 and 2003 generally vest monthly and evenly over twenty-four (24) months from the date of grant or, in some cases, immediately upon grant. Options issued after 2003, generally had a vesting schedule such that they vested ratably over four (4) years, twenty-five (25%) one (1) year after the grant date and the remainder at a rate of 1/36 per month thereafter. The Company follows the straightline method of accounting to record the expense for options that have graded vesting.
     The shareholders approved, on May 19, 2000, the Company’s Amended and Restated 1996 Stock Option Plan which changed the annual evergreen increase by a number of shares equal to the lesser of (i) 2,000,000 shares, (ii) seven percent (7%) of the then outstanding shares of Common Stock, or (iii) a lesser amount determined by the Board.
     The Board of Directors approved, on April 23, 1999, a 1999 Director Option Plan reserving 250,000 shares of common stock for issuance and an amendment and restatement to the 1996 Plan increasing the shares of common stock reserved for issuance by 750,000.
     In January 2002, the Board of directors granted new stock options and re-priced stock options under the 1996 Stock Option Plan. The fair value of the common stock on the date granted was $0.04. The options were made to existing employees, members of the Board of Directors and advisors and amounted to 5,297,500 options with an exercise price of $0.034 per share. Of these, 735,000 vested immediately and the remainder vested ratably over approximately twenty (20) to twenty-four (24) months. Concurrently with the granting of these shares, 4,827,500 options with a weighted average exercise price of $0.08 were cancelled. Granting of the new re-priced options required the holders of existing options to cancel their current options in order to receive the new options with a lower exercise price. For the options reissued, the Company used variable award accounting.
     Additionally in January 2002, the Company granted options under the Stand-Alone Agreement to purchase 4,975,000 shares at $0.01 per share to senior executives, advisors and members of the Board of Directors. These options were granted outside of the 1996 and 1999 stock options plans and vested over 24 months. During the year ended 2002, an additional 1,812,084 option shares were cancelled.
     In December 2005, the Board of Directors revised upwards the price of most stock options issued in 2004 and 2005 that were originally issued at a price below fair market value, to be equal to the fair market value of the options on the date of grant. This action was taken in response to the government passage of Rule 409a and was taken following IRS guidance.
  Determining Fair Value
     Valuation Method - The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model and a single option award approach.
     Expected Term - The expected term represents the period the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience with similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.
     Expected Volatility — a volatility of 100% was used as an estimate of the expected future volatility of the Company. Because trading of the stock is so thin, calculating the volatility based on daily market trades was not considered to be representative of future price movements when the stock is listed. The Company looked at the volatility of other companies which the Company judges to be similar based on industry. These companies had volatility ranging from 89 to 135. A factor of 1.0 was chosen based on historical data and on the similar companies.
     Risk-Free Interest Rate - The risk-free interest rate used in the Black-Scholes valuation method is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term.

     Expected Dividend - No dividends are expected to be paid.
     Estimated Forfeitures - When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures.
The Company estimated the fair value of its stock options using the Black-Scholes option-pricing model, by using the following assumptions for the options granted during the fiscal year ended December 31, 2006:

Stock
options
Dividend yield	0%
Expected volatility	100%
Risk-free interest rate	4.95%
Estimated term	4 Years
Forfeiture rate	13%
     Stock Options - The Company’s 1996 Stock Option Plan provides for stock options to be granted to employees, independent contractors, officers, and directors. Options are generally granted at an exercise price equal to the stock’s fair market value at the date of grant, as determined by the Company’s Board of Directors. All options are granted at the discretion of the Company’s Board of Directors and have a term not greater than ten years from the date of grant. Options issued generally vest ratably over four years, 25% one year after the grant date and the remainder at a rate of 1/36 per month thereafter.
     A summary of the stock option activity is as follows:

			Weighted
	Shares		Average	Aggregate
	Available	Options	Exercise Price	Intrinsic
($ in thousands)	for Grant	Outstanding	Per Share	Value
Balance as of December 31, 2003	111,043	16,060,994	$0.04
Additional shares reserved	3,036,457	—	—
Granted	(3,297,500)	3,297,500	$0.10
Forfeited	150,000	(150,000)	$0.11
Exercised	—	(650,000)	$0.03

Balance outstanding as of December 31, 2004	0	18,558,494	$0.05	$3,571
Additional shares reserved	1,858,586	—	—
Granted	(939,000)	939,000	$0.39
Forfeited	50,000	(50,000)	$0.22
Exercised	—	(265,667)	$0.01

Balance outstanding as of December 31, 2005	969,586	19,181,827	$0.07	$8,143
Additional shares reserved	2,327,182	—	—
Granted	(3,350,000)	3,350,000	$043
Forfeited	575,000	(575,000)	$0.22
Exercised	—	(380,050)	$0.04
Expired shares	(521,768)	—	—

Balance outstanding as of December 31, 2006	0	21,576,777	$0.12	$9,190

     The Company uses the intrinsic value-based method to account for all its employee stock based compensation arrangements prior to January 1, 2006. Under this method, an amount representing the difference between the exercise price and the fair value of the underlying common shares at the date of grant is recorded as deferred compensation in the period granted. For non-employee options, deferred compensation is recognized at the date of grant using the estimated fair value of the options granted, calculated using the Black-Scholes option pricing model.

     The Company recognized stock based compensation expense related to employee and non-employee options of approximately $770,000 and $513,000 during the years ended December 31, 2004 and December 31, 2005, respectively.
     Information regarding the weighted average remaining contractual life and weighted average exercise price of options outstanding and options exercisable as of December 31, 2006, for selected exercise price ranges is as follows:

	2006
	Options Outstanding			Options Exercisable
		Weighted Average		Weighted Average
			Remaining
Range of	Number	Exercise	Contractual	Number	Exercise
Exercise Price	of Shares	Price	Life (Years)	of Shares	Price
$0.010 - $0.017	6,931,038	$0.01	5.3	6,931,038	$0.01
$0.020 - $0.034	3,622,250	$0.03	4.8	3,622,250	$0.03
$0.055 - $0.171	6,803,124	$0.09	7.2	6,803,124	$0.09
$0.231 - $0.480	3,455,177	$0.39	9.0	1,040,177	$0.37
$0.51 - $9.00	765,188	$0.63	9.7	5,188	$3.11

	21,576,777	$0.12	6.6	18,401,779	$0.07
     As of December 31, 2005, all outstanding options shares were exercisable.
     The 1996 stock option plan had a term for ten (10) years, and as such expired in October 2006. A summary of the status of the Company’s nonvested shares as of December 31, 2006 and changes during the year ended December 31, 2006, is presented below:

		Weighted
		Average
	Number	Grant-Date
Nonvested Shares	of Shares	Fair Value
Nonvested at January 1, 2006	0	0.00
Granted	3,350,000	$0.43
Vested	0	$0.00
Forfeited	(175,000)	$0.49

Nonvested at December 31, 2006	3,175,000	$0.43

     As of December 31, 2006, there was approximately $864,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 1996 plan and stand alone option grants. This cost is expected to be recognized over a four year period. The total fair value of shares vested during 2006 was zero. The total intrinsic value of options exercised during the fiscal year end December 31, 2004, was approximately $193,000; during the fiscal year end December 31, 2005, was approximately $110,000; and during fiscal year end December 31, 2006, was approximately $191,000.
     The following pro forma information regarding stock-based compensation has been presented as if the Company had accounted for its employee stock options under the fair market value method of SFAS 123. The fair value of employee options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (i) a dividend yield of zero percent (0%) for all periods; (ii) expected volatility of one hundred percent (100%) and one hundred percent (100%) for 2004 and 2005 respectively; (iii) risk-free interest rate of four percent (4.0%) and four point seven (4.7%) for 2005 and 2004 respectively; (iv) an expected life of four (4) years.
     The pro forma information for the years ended December 31, 2004 and 2005 required under FAS 123 was as follows (in thousands, except per share amounts):

	Year Ended December 31,
($ in thousands)	2004	2005
Net income (loss)	$(467)	$624
As reported
Add:
Incremental pro forma compensation expense under SFAS 123 (net of taxes)	580	(142)

Pro forma net gain	$113	$482
Basic and diluted earnings per share
As reported basic	$(0.02)	$0.02
Pro forma basic	$0.00	$0.02
As reported diluted	$—	$0.01
Pro forma diluted	$0.00	$0.00
4. PROPERTY AND EQUIPMENT
     Property, furniture and equipment at December 31, 2006 consisted of the following items:

	Year Ended December 31,
($ in thousands)	2004	2005	2006
Computer Equipment	$1,155	$1,404	$1,978
Software	977	1,017	1,034
Furniture and fixtures	13	13	22
Leased Equipment	—	—	174
Accumulated depreciation	(1,758)	(1,659)	(2,098)

Property, furniture and equipment, net	$387	$775	$1,110
     The depreciation expense was approximately $118,000 for fiscal 2004, $238,000 for fiscal 2005, and $495,000 for fiscal 2006.
5. EQUITY INVESTMENT
     In July 2006, we entered into a non-exclusive joint venture with WPP Group plc (through its subsidiary, J. Walter Thompson U.S.A., Inc., or “WPP”) where each party is a 50% owner in the joint venture (see Note 7). Pursuant to the joint venture we formed an LLC, LiveWorld-WPP, L.L.C., to market and sell our products and services to WPP clients with and/or through WPP agencies. WPP Group plc is one of the world’s leading marketing and communications firms and includes in its company portfolio JWT, Ogilvy & Mather Worldwide, Y&R, The Voluntarily United Group, Grey Worldwide, MindShare, MediaCom, Mediaedge:cia, Millward Brown, Research International, KMR Group, OgilvyOne Worldwide, Wunderman, 141 Worldwide, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, Enterprise IG, Landor and Fitch among others. Upon the setting up of the joint venture and the hiring of a Chief Executive Officer of the joint venture each partner made a capital contribution of $250,000 to joint venture.

     The Company has reviewed its operations to determine if the LiveWorld-WPP entity is required to be consolidated under FIN 46-R. As a result of this review, the Company did not consolidate its investment in the LiveWorld-WPP, LLC, a joint venture created in July of 2006, and instead will use the equity method to recognize its investment in the joint venture.
6. CAPITAL LEASE AGREEMENT
     Master Lease Agreement — In October of 2006 the Company entered into a master lease agreement for equipment with Bank of America. The total available line is $800,000. As of December 31, 20006 the Company has committed to approximately $174,000 of equipment on the lease agreement with payments of $5,134 per month for thirty-six (36) months.
     As of December 31, 2006, the future minimum lease payments under noncancelable capital leases are as follows:

Capital
($ in thousands)	Lease
Year Ending December 31,	Obligations
2007	$64
2008	66
2009	66
2010	2

Total minimum lease payments	198
Less amounts representing interest	(24)

Present value of capital lease obligations	174
Less current portion	(53)
Long-term maturities	$121
7. CREDIT FACILITY
     Line of Credit — In December 2006 the Company entered into a one year credit facility with Bank of America which provides for borrowing of up to $550,000 at an annual interest rate equal to the bank’s prime rate plus one percentage point (1%). The credit facility is collateralized by the Company’s assets and expires in November 2007. The credit facility contains financial and reporting covenants that require the Company to maintain certain financial ratios only when the Company has an outstanding balance. There were no outstanding borrowings as of December 31, 2006.
8. STOCKHOLDER’S EQUITY
     Common Stock - The Company had 100,000,000 shares of common stock authorized and 26,551,222 shares of common stock issued and outstanding for the fiscal year end December, 31 2004; 26,816,889 shares of common stock issued and outstanding for the fiscal year end December, 31 2005; and 31,063,410 shares of common stock issued and outstanding, which included 380,599 of treasury shares, for the fiscal year end December, 31 2006.
     On September 11, 2006, we sold an aggregate of 3,676,470 shares of our common stock to several purchasers in a private placement transaction. These purchasers also obtained the right to include those shares in certain registrations that we may, at our option, undertake in the future. In this sale WPP purchased 2,435,666 of shares. In addition, on December 22, 2006, WPP purchased an additional 190,000 shares of our common stock at $0.535 per share. In addition, the following individuals, each of whom is affiliated with Allegis Capital or affiliates of Allegis Capital, also purchased our common stock in this transaction:

Purchasers	Number of Shares of Common Stock Purchased
The Weinman Family Trust dtd 9/25/98	667,647
Presidio Group LLC	183,823
     Warrants - In July 2006, we entered into a joint venture with WPP. Pursuant to the joint venture we formed an LLC, LiveWorld-WPP, L.L.C., to market and sell our products and services to WPP clients with and/or through WPP agencies. WPP group plc is one of the world’s leading marketing and communications firms and includes in its company portfolio JWT, Ogilvy & Mather Worldwide, Y&R, The Voluntarily United Group, Grey Worldwide, MindShare, MediaCom, Mediaedge:cia, Millward Brown, Research International, KMR Group, OgilvyOne Worldwide, Wunderman, 141 Worldwide, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, Enterprise IG, Landor and Fitch among others.
     LiveWorld and WPP each contributed $250,000 to fund the joint venture’s operations. In addition, we entered into an agreement that provides for the granting of a substantial number of warrants to WPP to purchase our common stock. Specifically, at the formation of the joint venture we granted a warrant to purchase 1,000,000 shares of our Common Stock at a per share exercise price of $1.00 and an additional warrant to purchase 1,000,000 shares of our Common Stock at a per share exercise price of $1.10. The warrants are exercisable for a period of ten years. The fair value of the warrants was deemed to be approximately $761,000. The fair value of warrants was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: (i) a dividend yield of zero percent (0%) for all periods; (ii) expected volatility of one hundred percent (100%); (iii) risk-free interest rate of five point fourteen percent (5.14%); (iv) an expected life of ten (10) years. These warrants were fully vested at issuance and as such were expensed in the third quarter of fiscal 2006.

     We further granted WPP the opportunity to earn a substantial number additional warrants based on the performance of the joint venture in generating revenue for LiveWorld for each of the years 2007, 2008, 2009, and 2010. Under these terms, WPP might earn additional warrants based on the percentage of LiveWorld’s revenue that is attributable to the joint venture and the number of shares of capital stock outstanding or issuable upon the exercise or conversion of other securities.
     For 2007, the aggregate number of warrants issued to date to WPP cannot exceed 10% of the number of shares of LiveWorld stock that is then outstanding or issuable upon the exercise of all outstanding options and warrants and the conversion of all convertible securities; for 2008, that limit increases to 20%, and for 2009 the limit is 30%. In 2010, the maximum total number of warrants that may be required to be issued under this relationship is 53% of the fully diluted share count of the company.
9. RETIREMENT PLAN
      The Company sponsors a 401(k) savings and retirement plan for substantially all of its employees in the United States. Employees meeting the eligibility requirements may contribute specified percentages of their salaries to this plan up to a statutory maximum amount. Under the plan, which is qualified under Section 401(k) of the federal tax laws, the Company’s Board of Directors, in its sole discretion, may make discretionary matching contributions to the plan. To date, the Company has not made any contributions to the plan.
10. INCOME TAXES
     The provision for income taxes was approximately ($8,000) for the fiscal year end December 31, 2004, $10,000 for the fiscal year end December 31, 2005, and $51,000 for the fiscal year end December 31, 2006.

	Years Ended December 31,
	2004	2005	2006
Current:
Federal	$—	$—	$6
State	(8)	(10)	45
Foreign	—	—	—

Total current	(8)	(10)	51
Deferred
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

Total	$(8)	$(10)	$51

     The Company’s effective tax rate differs from the statutory rates, primarily due to tax benefits for operating losses. A reconciliation of the expected U.S. Federal tax expense attributable to income from continuing operations differed from the amounts computed by applying the U.S. Federal statutory tax rate to pretax gain or loss from continuing operations as follows:

	Year Ended December 31,
	2004	2005	2006
Provision at statutory rate	34%	34%	34%
State taxes, net of federal benefit	2	2	(5)
Permanent differences	(56)	24	(32)
Change in valuation allowance	24	(99)	3
Tax benefit of NOL carryforward	—	36	—
Other	(2)	5	(5)

Net tax provision	2%	2%	(5)%

     Deferred income tax assets and liabilities are recorded for differences between the financial statement and the tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce tax assets to the amount expected to be realized. Significant components of the Company’s net deferred tax assets are as follows at December 31, 2006:

	Year Ended December 31,
($ in thousands)	2004	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$50,507	$49,955	$50,053
R&D credit carryforward	628	714	714
Depreciation	307	116	15
Accruals	48	76	111

	51,490	50,861	50,893

Less: valuation allowance	(51,490)	(50,861)	(50,893)

	—	—	—

     As of December 31, 2006, the Company had net operating loss carry forwards of $120,765,940 and $98,420,047 for federal and state net operating loss carryforwards, available to offset future taxable income which expire in varying amounts beginning in 2016 and 2007, respectively. Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company placed a full valuation allowance against its net deferred tax assets. The net change in the valuation allowance was an increase of approximately $113,000 in 2004, an increase of approximately $629,000 in 2005, and an increase of approximately $33,000 in 2006.
11. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
     On January 28, 1998 we entered into an early exercise agreement and a note receivable with Mr. Dembecki, our Vice President of Moderation Services. This agreement allowed for exercise of a total of 20,000 unvested options, and the loan was secured by those shares. As of December 31, 2006 he was indebted to the Company under the note totaling $5,400 due January 28, 2008, plus accrued interest of $3,555. The note bears an interest rate of 6.04% compounded semi-annually. Since the substance of the loan is an option and granting an option does not give rise to an asset, the Company has not recorded the issuance of stock and the receipt of a loan.
     On January 28, 1998 we entered into an early exercise agreement and a note receivable with Ms. Dembecki, our Director of Client Services. This agreement allowed for exercise of a total of 5,000 unvested options, and the loan was secured by those shares. As of December 31, 2006 she was indebted to the Company under the note totaling $1,400 due January 28, 2008, plus accrued interest of $922. The note bears an interest rate of 6.04% compounded semi-annually. Since the substance of the loan is an option and granting an option does not give rise to an asset, the Company has not recorded the issuance of stock and the receipt of a loan.
     In June 2000, we loaned $100,000 to Ms. Woodul, the Executive Vice President and Chief Community Officer and a LiveWorld co-founder in order to assist her in buying a home. The interest rate on the loan was four percent (4%), compounded annually, and the loan could be extended indefinitely for periods of three years. The loan was collateralized by the shares of common stock owned by Ms. Woodul. As of December 31, 2004, and December 31, 2005, the outstanding balance on the loan, including accrued interest, was $97,066, and $89,031, respectively. Effective December 11, 2006, Ms. Woodul sold 190,599 shares of LiveWorld stock to the Company at a then market price of $0.536 per share and used the proceeds to pay off the outstanding loan amount of $75,598 and thereby retire the loan in its entirety.
     In June 2000, we loaned Mr. Bernstein, our Vice President of Engineering and Chief Scientist, and a LiveWorld co-founder, $250,000 in order to assist him in buying a home. The interest rate on the loan was six point five percent (6.5%), compounded annually. The loan is collateralized by the shares of common stock owned by Mr. Bernstein. As of December 31, 2006, the outstanding principal balance on the loan has been paid in full and the accrued interest was $12,061. This remaining interest balance is being paid off by Mr. Bernstein via monthly payroll deductions.
     On May 10, 2006 we entered into a consulting agreement with DragonBridge Capital LLC, an entity affiliated with Barry Weinman. Mr. Weinman is affiliated with Allegis Capital, one of our major stockholders. Pursuant to the consulting agreement, we agreed to pay retainer of $60,000, to be paid at $5,000 per month. The agreement terminates in May 2007. Pursuant to the agreement, DragonBridge would be entitled to certain additional fees in the event a joint venture was established and funded in China. We do not anticipate these additional fees will be earned under the agreement.
     On November 13, 2006, we repurchased 190,000 shares of our common stock from Mr. Christensen, our Executive Vice President of Engineering and Operations at $0.535 per share. This transaction was undertaken to enable Mr. Christensen to pay off a loan from the company associated with his 1996 early exercise of stock options (for the 190,000 shares) which was due in full in November, 2006. Mr. Christensen used the proceeds of the sale to pay off this loan.
12. COMMITMENTS AND CONTINGENCIES
     Leases — The Company leases its facilities under operating leases which expire either June 14, 2008 or October 31, 2009. Rent expense related to operating these leases is recognized ratably over the entire lease term. The Company is required to pay property tax, insurance and normal maintenance costs. Future minimum lease payments under the non-cancelable operating leases are as follows (in thousands):

($ in thousands)	Operating
Years Ending December 31,	Leases
2007	$157
2008	105
2009	50

Total minimum lease payments	$312

     Rent expense of $122,534 was recognized in 2004, $98,567 was recognized in 2005, and $120,545 was recognized in 2006.
     Master Equipment Lease Agreement — In October of 2006 the Company entered into a master lease agreement for equipment with Bank of America. The total available line is $800,000. As of December 31, 20006 the Company has committed to approximately $174,000 of equipment on the lease agreement with payments of $5,500 per month for thirty-six (36) months.
     Contingencies — The Company is not currently subject to any material legal proceedings. The Company may from time to time, however, become a party to various legal proceedings, arising in the ordinary course of business. The Company may also be indirectly affected by administrative or court proceedings or actions in which the Company is not involved but which have general applicability to the Internet industry.

13. SETTLEMENT AGREEMENT
     Settlement with Sparks Networks — In December 1999, LiveWorld executed two agreements with an online dating service company called SocialNet Incorporated. The first agreement called for LiveWorld to invest $3,000,000 in SocialNet, and the second agreement was an operating agreement under which SocialNet would purchase $500,000 per year of LiveWorld services over a three year period. Subsequently SocialNet was acquired by a Company named MatchNet PLC which later changed its name to Spark Networks. After the acquisition, the two companies LiveWorld and Sparks Networks had a dispute over the amount of money owed to LiveWorld under the operating agreement between SocialNet and the Company. In July of 2001 LiveWorld filed an action against SocialNet and MatchNet PLC as a result of the disputed monies owed to the Company. In February of 2005 the Company and the Sparks Group entered into a settlement agreement where LiveWorld was paid $400,000 to settle it complaint with the Sparks Group. Additionally, the Company expensed approximately $218,000 for legal fees and other expenses incurred with the settlement.
     Settlement of the Talk City estate - In May, 2001 the Company sold its assets associated with its talkcity.com site to MyEsp, which subsequently renamed itself Talk City, Inc. At this time the Company changed its name back to LiveWorld. The agreements included an operating contract under which MyEsp (Talk City) would pay LiveWorld $900,000 per year to operate the talkcity.com site. In late 2001 MyESP (Talk City) defaulted on its payments to LiveWorld and in January 2002, MyESP (Talk City) filed for bankruptcy. During the MyESP (Talk City) bankruptcy proceedings and under the supervision of the court, LiveWorld was required to continue to provide services to MyESP (Talk City) and in turn to incur substantial operating expenses to provide services to MyESP (Talk City), as well as legal fees to manage its role in the case. LiveWorld incurred approximately $500,000 in operational costs and $600,000 in legal fees in this matter. Ultimately the court ruled that LiveWorld should be reimbursed for a portion of these costs, but the MyESP (Talk City) estate liquidated without having sufficient funds to make any payments to LiveWorld. LiveWorld was able to reclaim most of the computer equipment it had sold to MyEsp and in 2006 received approximately $67,000 payment as its share of the estates liquidation. As the $67,000 was payment for money owed LiveWorld for services provided it was recorded as miscellaneous income.
14. SUBSEQUENT EVENTS
     On March 6, 2007 the Company retired the 380,599 shares it had purchased from Ms. Woodul and Mr. Christensen.

PART III
Item 1. Index to Exhibits

Exhibit
Number	Description
3.1	Restated Certificate of Incorporation of LiveWorld.

3.2	Amended and Restated Bylaws of LiveWorld.

4.1	Form of Warrant entered into by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.2	Warrant Purchase Agreement, dated July 7, 2006, by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.3	Voting and Covenant Agreement, dated July 7, 2006, by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.4	Amendment No. 1 to Voting and Covenant Agreement, dated September 11, 2006, by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.5	Purchase Agreement, dated September 11, 2006, by and between LiveWorld and the individuals and entities listed therein.**

4.6	Investors’ Rights Agreement, dated September 11, 2006, by and between LiveWorld and the individuals and entities listed therein.**

4.7	Amendment No. 1 to Investors’ Rights Agreement, dated December 22, 2006 by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.8	Form of Common Stock Certificate.**

4.9	Purchase Agreement, dated December 22, 2006, by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

10.1	Form of Indemnification Agreement entered into by LiveWorld with each of its directors and executive officers.

10.2	1996 Stock Option Plan and related agreements.*

10.3	1999 Director Option Plan.*

10.4	Office Lease Agreement, dated June 9, 2006, by and between LiveWorld and JZM LLC**

10.5	Office Lease Agreement, dated July 1, 2004, by and between LiveWorld and Carlyle Market Post Tower MMR, LLC**

10.6	Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.1	Schedule No. 9, dated December 7, 2004, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.2	Amendment to Schedule No. 9, dated December 8, 2006, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.3	Second Amendment to Schedule No. 9, dated May 11, 2006, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.4	Third Amendment to Schedule No. 9, dated May 11, 2006, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.5	Fourth Amendment to Schedule No. 9, dated April 1, 2007, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and AOL LLC (formerly known as “America Online, Inc.”).

III-1

Exhibit
Number	Description
10.7	Agreement for the Supply of Moderation Services, dated January 31, 2005, by and between LiveWorld and AOL (UK) Ltd.

10.7.1	Change Order No. 1, dated September 28, 2006, to Agreement for the Supply of Moderation of Services, dated January 31, 2006, by and between LiveWorld and AOL (UK) Ltd.

10.8	Services Agreement, dated May 6, 2004, by and between LiveWorld and eBay Inc.

10.8.1	Addendum No. 2, dated November 20, 2006, to the LiveWorld Services Agreement, dated May 6, 2004, by and between LiveWorld and eBay Inc.

10.9	Software Reseller Agreement, dated January 1, 2005, by and between LiveWorld and CoolServlets, Inc. d/b/a Jive Software.

10.10	Sales Representative Agreement, dated July 7, 2006, by and between LiveWorld and LiveWorld-WPP, L.L.P.

99.1	Operating Agreement of LiveWorld-WPP, L.L.C., dated July 7, 2006**

*	Incorporated by reference from LiveWorld’s Registration Statement on Form S-1 (333-77455) as declared effective by the Securities and Exchange Commission on July 19, 1999.

**	To be filed by amendment.

III-2

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEWORLD, INC.
Date: April 17, 2007	By:	/s/ David Houston
David Houston
Chief Financial Officer

III-3

Exhibit Index

Exhibit
Number	Description
3.1	Restated Certificate of Incorporation of LiveWorld.

3.2	Amended and Restated Bylaws of LiveWorld.

4.1	Form of Warrant entered into by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.2	Warrant Purchase Agreement, dated July 7, 2006, by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.3	Voting and Covenant Agreement, dated July 7, 2006, by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.4	Amendment No. 1 to Voting and Covenant Agreement, dated September 11, 2006, by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.5	Purchase Agreement, dated September 11, 2006, by and between LiveWorld and the individuals and entities listed therein.**

4.6	Investors’ Rights Agreement, dated September 11, 2006, by and between LiveWorld and the individuals and entities listed therein.**

4.7	Amendment No. 1 to Investors’ Rights Agreement, dated December 22, 2006 by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

4.8	Form of Common Stock Certificate.**

4.9	Purchase Agreement, dated December 22, 2006, by and between LiveWorld and J. Walter Thompson U.S.A., Inc.**

10.1	Form of Indemnification Agreement entered into by LiveWorld with each of its directors and executive officers.

10.2	1996 Stock Option Plan and related agreements.*

10.3	1999 Director Option Plan.*

10.4	Office Lease Agreement, dated June 9, 2006, by and between LiveWorld and JZM LLC**

10.5	Office Lease Agreement, dated July 1, 2004, by and between LiveWorld and Carlyle Market Post Tower MMR, LLC**

10.6	Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.1	Schedule No. 9, dated December 7, 2004, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.2	Amendment to Schedule No. 9, dated December 8, 2006, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.3	Second Amendment to Schedule No. 9, dated May 11, 2006, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.4	Third Amendment to Schedule No. 9, dated May 11, 2006, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and America Online, Inc.

10.6.5	Fourth Amendment to Schedule No. 9, dated April 1, 2007, to Agreement for Consulting Services, dated May 12, 2003, by and between LiveWorld and AOL LLC (formerly known as “America Online, Inc.”).

Exhibit
Number	Description
10.7	Agreement for the Supply of Moderation Services, dated January 31, 2005, by and between LiveWorld and AOL (UK) Ltd.

10.7.1	Change Order No. 1, dated September 28, 2006, to Agreement for the Supply of Moderation of Services, dated January 31, 2006, by and between LiveWorld and AOL (UK) Ltd.

10.8	Services Agreement, dated May 6, 2004, by and between LiveWorld and eBay Inc.

10.8.1	Addendum No. 2, dated November 20, 2006, to the LiveWorld Services Agreement, dated May 6, 2004, by and between LiveWorld and eBay Inc.

10.9	Software Reseller Agreement, dated January 1, 2005, by and between LiveWorld and CoolServlets, Inc. d/b/a Jive Software.

10.10	Sales Representative Agreement, dated July 7, 2006, by and between LiveWorld and LiveWorld-WPP, L.L.P.

99.1	Operating Agreement of LiveWorld-WPP, L.L.C., dated July 7, 2006**

*	Incorporated by reference from LiveWorld’s Registration Statement on Form S-1 (333-77455) as declared effective by the Securities and Exchange Commission on July 19, 1999.

**	To be filed by amendment.